Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
among
MATRIXX INITIATIVES, INC.,
WONDER HOLDINGS ACQUISITION CORP.
and
WONDER HOLDINGS, INC.
Dated as of December 14, 2010

ARTICLE I

THE OFFER AND THE MERGER; CLOSING; EFFECTIVE TIME

1.1. The Offer	1
1.2. Company Actions	3
1.3. Company Directors	4
1.4. The Top-Up Option	5
1.5. The Merger	7
1.6. Closing	7
1.7. Effective Time	7

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

2.1. The Certificate of Incorporation	8
2.2. The Bylaws	8

ARTICLE III

OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

3.1. Directors	8
3.2. Officers	8

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

4.1. Effect on Capital Stock	8
4.2. Exchange of Certificates	9
4.3. Treatment of Stock Plans	12

4.4. Adjustments to Prevent Dilution	13

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1. Representations and Warranties of the Company	13
5.2. Representations and Warranties of Parent and Merger Sub	36

ARTICLE VI

COVENANTS

6.1. Interim Operations	41
6.2. Acquisition Proposals; Go-Shop Period	45
6.3. Proxy Statement	51
6.4. Stockholders’ Meeting	51
6.5. Filings; Other Actions; Notification	51
6.6. Access and Reports	54
6.7. De-Registration	55
6.8. Publicity	55
6.9. Employee Benefits	55
6.10. Financing	57
6.11. Expenses	57
6.12. Indemnification; Directors’ and Officers’ Insurance	58
6.13. Takeover Statutes	59
6.14. Parent Vote	59

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ARTICLE VII

CONDITIONS

7.1. Conditions to Each Party’s Obligation to Effect the Merger	60

ARTICLE VIII

TERMINATION

8.1. Termination by Mutual Consent	60
8.2. Termination by Either Parent or the Company	60
8.3. Termination by the Company	61
8.4. Termination by Parent	61
8.5. Effect of Termination and Abandonment	62

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1. Survival	64
9.2. Modification or Amendment	64
9.3. Waiver of Conditions	64
9.4. Counterparts	64
9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	65
9.6. Notices	67
9.7. Entire Agreement	68
9.8. No Third-Party Beneficiaries	69
9.9. Obligations of Parent and of the Company	69
9.10. Definitions	69
9.11. Severability	69

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9.12. Interpretation; Construction	70
9.13. Assignment	70

Annex A	Defined Terms	A-1
Exhibit A	Certain Conditions to the Offer	A-1
Exhibit B	Form of Limited Guarantee	B-1
Exhibit C	Form of Certificate of Incorporation of the Surviving Corporation	C-1

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AGREEMENT AND PLAN OF MERGER
          AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of December 14, 2010, among Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), and Wonder Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
RECITALS
          WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement and the transactions contemplated hereby;
          WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a tender offer to purchase all of the outstanding common stock, par value $0.001 per share, of the Company, including the associated rights (“Rights”) issued pursuant to the Rights Agreement (defined below) (the shares of the common stock of the Company, together with the Rights, being referred to collectively as the “Shares”), at a price per Share of $8.00 in cash, net to the seller but subject to any required withholding of Taxes (as defined in Section 5.1(m)), (such tender offer and price as they may from time to time be amended in accordance with this Agreement, the “Offer” and the “Offer Price”, respectively);
          WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) is entering into a limited guarantee with the Company in substantially the form attached hereto as Exhibit B (the “Limited Guarantee”) pursuant to which the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and
          WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
          NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE I
The Offer and the Merger; Closing; Effective Time
          1.1. The Offer. (a) Subject to the conditions of this Agreement, Merger Sub shall, as promptly as reasonably practicable and in no event later than December 22, 2010, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to satisfaction of the conditions set forth in Exhibit A. The initial expiration date of the Offer shall be 11:59 p.m. (New York City time) on the date that is the later of (x) twenty (20) business days from the date on which the Offer was commenced (determined as provided in Rule 14d-1(g)(3) under the Exchange Act) and (y) January 24, 2011 (such date, the initial “Expiration Date” and any expiration time and date established pursuant to an extension of the Offer as so extended, also an “Expiration Date”). Merger Sub expressly reserves the right to increase the Offer Price and to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Merger Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition or the Tender Offer Extension Condition, (iv) add to the conditions set forth in Exhibit A or modify any condition set forth in Exhibit A in any manner adverse to the holders of Shares, (v) except as otherwise provided in this Section 1.1(a), extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of Shares. Notwithstanding the foregoing, Merger Sub may, in its sole discretion, without the consent of the Company, (i) extend the Offer for one or more consecutive increments of not more than ten (10) business days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to Merger Sub’s obligation to purchase Shares are not satisfied or waived, (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or (iii) make available a “subsequent offering period” in accordance with Exchange Act Rule 14d-11. In addition, at the request of the Company in its sole discretion, (i) if the Company’s board of directors has designated at least one party to be an Excluded Party, and such party has not ceased to be an Excluded Party under this Agreement, then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for one single increment equal to that number of days such that the Expiration Date will fall on the 18th day following the initial Expiration Date or, if such day is not a business day, on the first business day thereafter (such increment, the “EP Tender Offer Extension”) or (ii) if there has been no EP Tender Offer Extension, and the termination of the waiting period with respect to the Merger under the HSR Act has not yet occurred, then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer up to two (2) times in nine day increments (each successive extension shall only be made if termination has not yet occurred) such that if both extensions are made, the Expiration Date would fall on the 18th day following the initial Expiration Date or, if such day is not a business day, on the first business day thereafter (such increment, the “HSR Tender Offer Extension” and together with the EP Tender Offer Extension, the “Tender Offer Extension”). On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer.
          For purposes of this Agreement, the term “business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

          (b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC, pursuant to and in accordance with Rule 14d-3 and Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and shall cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by the applicable federal securities laws and the rules and regulations of the SEC thereunder (collectively, the “Securities Laws”). The Offer Documents shall comply as to form in all material respects with the Securities Laws. Each of Parent, Merger Sub and the Company agrees to use all reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall become false or misleading in any material respect or as otherwise required by the Securities Laws. Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by the Securities Laws. The Company and its counsel shall be given reasonable opportunity under the circumstances to review and comment on the Offer Documents (including any amendments or supplements thereto) before they are filed with the SEC or disseminated to the stockholders of the Company. Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any written or oral responses to such comments. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the board of directors of the Company (the “Company Board”) described in Section 5.1(c) as such recommendation may be amended and until such recommendation may be withdrawn, in each case as permitted by this Agreement.
          1.2. Company Actions. (a) On the date the Offer Documents are first filed with the SEC, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the recommendations described in Section 5.1(c) (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) and shall cause the Schedule 14D-9 to be disseminated to the holders of Shares with the Offer Documents, in each case in a manner that complies with Rule 14d-9 under the Exchange Act and the Securities Laws. The Schedule 14D-9 will comply as to form in all material respects with the Securities Laws. The Company shall deliver copies of the proposed form of the Schedule 14D-9 to Parent within a reasonable time prior to the filing thereof with the SEC for review and comment by Parent and its counsel. Each of the Company, Parent and Merger Sub shall use all reasonable efforts to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Securities Laws. The Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by the Securities Laws. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall give Parent a reasonable opportunity under the circumstances to review and comment on any written or oral responses to such comments. The Company agrees to use all reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.
          (b) In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Merger Sub (i) a list of the names and addresses of the record holders of Shares as of the most recent practicable date, as well as mailing labels containing such names and addresses and (ii) security position lists, computer files and any other information identifying the beneficial owners of Shares as of the most recent practicable date which the Company or the transfer agent have in their possession or control or can obtain without unreasonable effort or expense. The Company will furnish or cause to be furnished to Merger Sub such additional information (including updates of the items provided pursuant to the preceding sentence) and such other assistance as Parent may reasonably request in communicating the Offer to the record and beneficial owners of Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will, upon request, return or destroy, and will use their reasonable best efforts to cause their agents to return or destroy, all copies of such information then in their possession or control.
          1.3. Company Directors. (a) Promptly upon the purchase of, and payment for, any Shares by Merger Sub pursuant to the Offer which represent at least a majority of the Shares outstanding (determined on a fully diluted basis) and at all times thereafter, Merger Sub shall be entitled to elect or designate to the Company Board such number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Merger Sub pursuant to this sentence) multiplied by the percentage of the outstanding Shares (determined on a fully diluted basis) that are then beneficially owned by Merger Sub and its affiliates. As used in this Agreement, the terms “beneficial ownership” (and its correlative terms) and “affiliate” shall have the meanings assigned to such terms in Rule 13d-3 and Rule 12b-2 under the Exchange Act, respectively. Upon any exercise of such right by Merger Sub, the Company shall use its best efforts to take all such actions as are necessary to (i) elect or designate to the Company Board the individuals designated by Merger Sub and permitted to be so elected or designated by the preceding sentence, including but not limited to promptly filling vacancies or newly created directorships on the Company Board, increasing the size of the Company Board (including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or securing the resignations of such number of its incumbent directors, and (ii) cause the directors so elected or designated to constitute the same percentage (rounded up to the next whole number) of the members of each committee of the Company Board as such directors represent of the Company Board, in each case to the fullest extent permitted by applicable Law and the rules of the Nasdaq National Market (“Nasdaq”). The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Merger Sub’s designees to be elected or designated to the Company Board. Merger Sub shall supply the Company with, and be solely responsible for, information with respect to Merger Sub’s designees and Parent’s and Merger Sub’s respective officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Merger Sub, Parent or any of their respective affiliates may have as a holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.
          (b) In the event that Merger Sub’s designees are elected or designated to the Company Board pursuant to Section 1.3(a), then, until the Effective Time, the Company and Parent shall use reasonable best efforts to cause (i) at least three (3) members of the Company Board on the date of this Agreement (the “Existing Directors”) to remain as directors on the Company Board, (ii) the Existing Directors to remain as members of the audit committee of the Company Board and (iii) such audit committee to comply with all requirements of the Securities Laws and the Nasdaq applicable thereto (collectively, the “Audit Committee Requirements”). If any Existing Director is unable to serve due to death, disability or resignation, the remaining Existing Director(s) (or, if none of the Existing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another Person (or Persons) in conformity with the Bylaws of the Company who will satisfy the Audit Committee Requirements to fill such vacancy and each such Person shall be deemed to be an Existing Director for purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, at any time prior to the Effective Time when Merger Sub’s designees constitute a majority of the Company Board, Merger Sub shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of, any of its rights under, this Agreement that would adversely affect the holders of Shares (other than Parent and Merger Sub) or extend the time for performance of Parent’s or Merger Sub’s obligations under this Agreement, unless such action is approved by a majority of the Existing Directors.
          (c) After the Acceptance Time, the Company shall, upon Parent’s request, take all action reasonably necessary to elect to be treated as a “controlled company” as defined by Nasdaq listing rule 5615(c)(1).
          1.4. The Top-Up Option. (a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of such exercise, shall constitute one Share more than the number of Shares necessary for Merger Sub to be merged into the Company pursuant to

Section 253 of the Delaware General Corporation Law (the “DGCL”), at a price per Share equal to the Offer Price.
          (b) The Top-Up Option shall only be exercisable once in whole and not in part within ten (10) business days after the date on which Merger Sub accepts for payment and pays for Shares pursuant to the Offer (the “Purchase Date”); provided, however, that the Top-Up Option shall not be exercisable if the Minimum Tender Condition shall not have been satisfied and shall terminate on the Expiration Date if the Minimum Tender Condition shall not have been satisfied as of such date; and provided, further, that notwithstanding anything in this Agreement to the contrary the Top-Up Option shall not be exercisable, and shall terminate on the Purchase Date, if the number of Top-Up Option Shares would exceed the number of authorized but unissued Shares that are not already reserved for issuance (and not subscribed for or otherwise committed to be issued); and, provided, further, that the Top-Up Option shall terminate concurrently with the termination of this Agreement in accordance with its terms.
          (c) In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall so notify the Company in writing, and shall set forth in such notice (i) the number of Shares owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Option Shares and (ii) the place and time for the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”). The Company shall, as soon as practicable following receipt of such notice, notify Parent and Merger Sub in writing of the number of Shares then outstanding and the number of Top-Up Option Shares. At the Top-Up Closing, Merger Sub shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Option Shares. The purchase price owed by Merger Sub to the Company to purchase the Top-Up Option Shares shall be paid to the Company, at Merger Sub’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note (i) shall be due on the first anniversary of the Top-Up Closing, (ii) shall bear simple interest of 5% per annum, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, in whole or in part, at any time without premium or penalty, and (v) shall have no other material terms.
          (d) Parent and Merger Sub acknowledge that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an applicable exemption from registration under the Securities Act for transactions not involving a public offering. Each of Parent and Merger Sub hereby represents and warrants to the Company that the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

          (e) No Effect on Appraisal Rights. The parties hereto agree that in any appraisal action with respect to the Shares, none of the parties hereto will assert, or cause any other party hereto to assert, that the number of Shares issued and outstanding for purposes of such appraisal proceeding should include the Top-Up Option Shares, it being further understood that the consideration paid for the Top-Up Option Shares shall likewise be excluded from the calculation of the fair value of the Shares to be appraised in such action. To the fullest extent permitted by Law, any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares and any impact on the value of the Shares as a result of the payment of consideration for the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 4.2(g).
          1.5. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the DGCL and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.
          1.6. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 a.m. (Eastern Time) on the second (2nd) business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. The date on which the Closing actually occurs is referred to as the “Closing Date”.
          1.7. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”). Notwithstanding the foregoing, if Parent and Merger Sub own at least 90% of the outstanding Shares after consummation of the Offer and, if applicable, exercise of the Top-Up Option, then Merger Sub agrees, and Parent agrees to cause Merger Sub, to effect the Merger without a meeting of shareholders of the Company pursuant to Section 253 of the DGCL, and in such event, “Delaware Certificate of Merger” shall mean the certificate of ownership and merger executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 253 of the DGCL.

ARTICLE II
Certificate of Incorporation and
Bylaws of the Surviving Corporation
          2.1. The Certificate of Incorporation. The certificate of incorporation of the Company shall be amended in connection with the completion of the Merger so as to read in its entirety as set forth in Exhibit C hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law (subject to Section 6.12(e)).
          2.2. The Bylaws. The parties hereto shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law (subject to Section 6.12(e)).
ARTICLE III
Officers and Directors
of the Surviving Corporation
          3.1. Directors. The parties hereto shall take, or cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
          3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
ARTICLE IV
Effect of the Merger on Capital Stock;
Exchange of Certificates
          4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole stockholder of Merger Sub:
          (a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company (including Shares held as treasury stock) or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (the “Dissenting Shares,” and together with the Shares referred to in the immediately preceding clause (i), the “Excluded Shares”)) shall be converted into the right to receive, upon compliance with the exchange procedures set forth in Section 4.2 herein, an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), net of any required withholding of Taxes and without interest. At the Effective Time: (i) all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Share, without interest and (ii) each outstanding share of Company Restricted Stock shall only entitle the holder thereof to receive, as soon as reasonably practicable (but in any event no later than three (3) business days) after the Effective Time, an amount in cash, for each share of Company Restricted Stock, equal to the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.
          (b) Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 4.2(g). As used in this Article IV, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.
          (c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.
          4.2. Exchange of Certificates.
          (a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the Record Holders of Shares (other than Excluded Shares), a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be returned to the Surviving Corporation in accordance with Section 4.2(e). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a).
          (b) Exchange Procedures. Promptly (and in any event within three (3) business days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Shares (other than Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) to the Paying Agent, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a). If any Excluded Shares cease to be Excluded Shares pursuant to Section 4.2(a), the Surviving Corporation shall cause the Paying Agent as promptly as reasonably practicable (and in any event within five (5) business days) after such Excluded Shares cease to be Excluded Shares to mail to the Record Holder of such Shares the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such Shares. Upon delivery of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and duly executed in accordance with its instructions and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(f)), the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(f)) and (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

          (c) Special Payment Procedures for DTC. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the product of (x) the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time and (y) the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.
          (d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV.
          (e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of the Shares for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a) (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, (i) the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, and (ii) the term “Law” or “Laws” shall mean any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, orders or legally enforceable requirements enacted, issued, adopted, or promulgated by any Governmental Entity and any judicial interpretation thereof.
          (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (i) the number of Shares represented by such lost, stolen or destroyed Certificate and (ii) the Per Share Merger Consideration.
          (g) Dissenting Shares. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to Dissenting Shares, each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. The Company shall give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
          (h) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Shares cancelled in the Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation or Parent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.
          4.3. Treatment of Stock Plans.
          (a) Options. At the Effective Time, each outstanding Company Stock Option (as defined in Section 5.1(b)), vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive, as of the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to the Company Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option, less applicable Taxes required to be withheld with respect to such payment.
          (b) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt resolutions and will take such other appropriate actions to implement the provisions of Sections 4.1(a) (as it relates to Company Restricted Stock) and 4.3(a).
          (c) Vesting. The parties acknowledge and agree that each outstanding Company Stock Option and share of Company Restricted Stock shall vest in full at the Acceptance Time.

          4.4. Adjustments to Prevent Dilution.
          (a) The Offer Price has been calculated based upon the representations and warranties made by the Company in Section 5.1(b). In the event that, at the Acceptance Time, (i) the sum of the actual number of Shares outstanding and the actual number of Shares issuable upon the exercise of Company Stock Options or similar agreements or upon conversion of securities is greater than as described in Section 5.1(b), the Offer Price and the Per Share Merger Consideration may, at the option of Parent, be appropriately adjusted downward; provided, however, that no such adjustment shall be required (i) unless and until the aggregate impact from such differences results in an increase in the aggregate price of the Shares required to be paid by Merger Sub of at least $250,000 and (ii) Parent chooses to make such adjustment; provided, further, that nothing in this Section 4.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
          (b) In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Offer Price and the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Offer Price and the Per Share Merger Consideration.
ARTICLE V
Representations and Warranties
          5.1. Representations and Warranties of the Company. Except as set forth in any form, certification, report, registration statement, definitive proxy statement or document filed or furnished by the Company with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act on or after June 7, 2010 (the “Recent Reports”), and filed prior to the date hereof, other than disclosures in such Recent Reports referred to in the “Forward Looking Statements” and “Risk Factors” sections thereof or any other disclosures in the Recent Reports which are forward-looking in nature, or in any exhibits to the Recent Reports, or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:
          (a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority, would not be reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. As used in this Agreement, the term:
     (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries;
     (ii) “Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act; and
     (iii) “Company Material Adverse Effect” means any event, change or occurrence, which, individually or together with any other event, change or occurrence, has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:
          (A) actions taken by the Company or the Company’s Subsidiaries in accordance with this Agreement or the failure to take any action by the Company or the Company’s Subsidiaries prohibited by this Agreement;
          (B) changes, events or occurrences resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of, or any facts or circumstances relating to, Parent and its affiliates, in each case including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, distributors, investors, employees, existing or potential claimants or regulators;
          (C) changes, events or occurrences generally affecting the Company’s industry or markets generally;
          (D) changes, events or occurrences affecting economic conditions or financial markets in any country or region or globally, including changes in interest or exchange rates and changes in currency and credit markets;

          (E) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of, or occurring after, the date of this Agreement;
          (F) any failure by the Company to meet any internal or external projections, guidance, estimates or forecasts for or during any period ending on or after the date of this Agreement; provided that the underlying causes of such failure may be considered in determining whether there is a Company Material Adverse Effect unless any such underlying cause is otherwise specifically excluded (including by any other subsection of this definition);
          (G) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP (or the interpretation thereof);
          (H) any threatened or initiated investigation, allegation, claim, dispute, action or proceeding (each, a “Proceeding”) (i) to which the Company has been prior to the date of this Agreement, or is as of the date of this Agreement, a party and has been disclosed in the Company Disclosure Letter or (ii) involving alleged defects or deficiencies in the Company’s products, including their development, design, study, research, labeling, packaging, formulation, manufacture, advertisement, marketing, distribution, and sale, and any actual, potential, or threatened harm, damage, loss (including lost sales or lost profits), indebtedness, cost or expense related thereto, but only to the extent that any such Proceeding involves the same product as and arises out of facts or circumstances similar to those giving rise to any Proceeding to which the Company has been prior to the date hereof, or is as of the date of this Agreement, a party or has been disclosed in the Company Disclosure Letter (such as, by way of example and not of limitation, in the case of this clause (ii), a Proceeding alleging anosmia following use of one of the Company’s nasal Cold Remedy products) (any such Proceeding contemplated either by clause (i) or (ii) above, a “Covered Proceeding”);
          (I) any Proceeding by the Company’s stockholders arising out of or related to this Agreement or any of the transactions contemplated hereby, in each case after the date hereof; and
          (J) the matters set forth in Section 5.1(a)(iii) of the Company Disclosure Letter;
provided, however, that the circumstances, changes, developments, events or states of facts set forth in clauses (C), (D), (E) and (G) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent, and only to the extent, such circumstances, changes, developments, events or states of facts have a disproportionately adverse effect on the Company, as compared to other participants in the industries in which the Company operates.
          (b) Capital Structure. (i) The authorized capital stock of the Company consists of 30,000,000 Shares and 2,000,000 shares of preferred stock, par value $0.01 per share

(the “Preferred Shares”). As of November 30, 2010, (w) 9,398,587 Shares were issued and outstanding, of which 109,035 Shares (“Company Restricted Stock”) were subject to future vesting requirements or risk of forfeiture back to the Company or a right of repurchase by the Company, (x) none of the Preferred Shares was issued and outstanding, (y) no Shares were held by the Company in its treasury, and (z) 1,170,153 Shares were reserved and available for issuance pursuant to the 2001 Long-Term Incentive Plan, or any other plan, program or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of the Company or any of its Subsidiaries (collectively, the “Stock Plans”), of which 202,700 Shares were subject to outstanding options to purchase Shares (such outstanding options, together with any options to purchase Shares granted after November 30, 2010, under the Company Stock Plans or otherwise, the “Company Stock Options”).
     (ii) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, or other encumbrance (each, a “Lien”). Except as set forth in Section 5.1(b)(i) above and except for the Top-Up Option and the Rights that have been issued pursuant to the Rights Agreement, dated as of July 22, 2002, between the Company and Corporate Stock Transfer, Inc., as rights agent (the “Rights Agreement”), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
     (iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”).

     (iv) Each Company Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per share of common stock of the Company equal to or greater than the fair market value of a share of common stock of the Company on the date of such grant, (C) has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company Reports (as defined in Section 5.1(e)), respectively. No Company Stock Option has an exercise price per share of common stock of the Company that is lower than the Offer Price.
     (c) Corporate Authority; Approval and Fairness.
     (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, in each case subject only, if applicable, to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
     (ii) As of the date hereof, the Company Board has adopted resolutions (a) approving and declaring advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby and determining that the terms of the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and to the holders of the Shares (collectively, the “Board Approval”), (b) subject to Section 6.2, recommending that the holders of Shares accept the Offer, tender their Shares to Merger Sub pursuant to the Offer, and adopt this Agreement (the “Company Recommendation”) and (c) stating the terms upon which, including the time at which, and consideration for which, the Top-Up Option Shares may be acquired. The Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.
     (iii) The Company Board has received the written opinion (the “Fairness Opinion”) of Sawaya Segalas & Co., LLC (the “Company Financial Advisors”) dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be received by the stockholders of the Company pursuant to the Offer and Merger is fair to such stockholders from a financial point of view.
     (d) Governmental Filings; No Violations; Certain Contracts.
     (i) Except for (i) compliance with, and filings under, the HSR Act; (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing of the Schedule 14D-9 contemplated by Section 1.2(a) and, if required by applicable Law in connection with obtaining the Company Requisite Vote, the filing with the SEC and mailing to the stockholders of the Company of the Proxy Statement; (iii) the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL with the Secretary of State of the State of Delaware; (iv) compliance with the rules and regulations of Nasdaq; (v) such other items as disclosed in Section 5.1(d)(i)(v) of the Company Disclosure Letter (the items set forth above in clauses (i) through (v), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents or Permits required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain that have not had and would not be reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated hereby.
     (ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of any Lien on any material portion of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation not otherwise terminable by the other party thereto on 180 days’ or less notice (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Offer, the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding on the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not be reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated hereby.
     (e) Company Reports; Financial Statements.
     (i) Since April 1, 2008, the Company has filed or furnished, as applicable, on a timely basis (taking into account all applicable grace periods) all forms, certifications, reports, registration statements, definitive proxy statements and documents required to be filed or furnished by them with the SEC under the Securities Act and the Exchange Act (collectively, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports.
     (ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.
     (iii) Each of the audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) (collectively, the “Company Financial Statements”) has been, and in the case of Company Reports filed after the date hereof will be, prepared in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied during the periods involved (except as may be indicated therein or in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments) and fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments.
     (iv) The Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since March 31, 2009, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all known significant deficiencies in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Company’s ability to record, process, summarize and report financial information and have identified for the Company’s auditors any material weaknesses in internal controls, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

     (v) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be disclosed in reports the Company files under the Exchange Act is recorded and made known to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.
     (vi) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.
     (vii) Neither the Company nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) that have not been described in the Company Reports or the Company Financial Statements.
          (f) Absence of Certain Changes. Except in connection with this Agreement and the transactions contemplated hereby or as expressly contemplated or permitted by this Agreement (i) since September 30, 2010 through the date hereof, the Company and each of its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, (ii) since September 30, 2010, no change, event or occurrence has occurred that has had or would be reasonably likely to have a Company Material Adverse Effect and (iii) since September 30, 2010 through the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clauses (iv), (vi), (ix), (x) (but only item (ii) thereof), (xi), (xii), (xiii), (xiv), (xv) or (xvi) or (xviii), but only as it relates to any of the foregoing clauses, of Sections 6.1(a).
          (g) Litigation and Liabilities.
     (i) There are no pending or, to the Knowledge of the Company, threatened in writing claims, suits, litigation, actions, complaints, arbitrations, mediations or other proceedings before any Governmental Entity or any arbitrator (each, a “Litigation”), nor are there, to the Knowledge of the Company, any investigations, audits, or reviews by any Governmental Entity or any arbitrator pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries which have resulted in or would be reasonably likely to have a Company Material Adverse Effect.
     (ii) There are no Orders of any Governmental Entity or any arbitrator applicable to the Company or any of its Subsidiaries except for such Orders that are disclosed in the Company Reports or that have not resulted in or would not be reasonably likely to have a Company Material Adverse Effect.
     (iii) Except for liabilities set forth, reflected or reserved against in the consolidated balance sheet (and notes thereto) as of March 31, 2010 or September 30,

2010 and included in the Company Financial Statements, neither the Company nor any of its Subsidiaries has any liabilities or obligations except for liabilities and obligations (i) that were incurred since September 30, 2010 in the ordinary course of business, (ii) incurred in connection with the Offer, the Merger or any other transaction or agreement contemplated by this Agreement, (iii) which have been discharged or paid in full or (iv) that have not had and would not be reasonably likely to have a Company Material Adverse Effect.
     (iv) The term “Knowledge” means, (A) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge of the Company officers listed on Section 5.1(g)(iv)(A) of the Company Disclosure Letter, after engaging in reasonable inquiry and (B) when referring to the knowledge of Parent or the Parent Subsidiaries, the actual knowledge of the executive officers of Parent listed on Section 5.1(g)(iv)(B) of the Parent Disclosure Letter, after engaging in reasonable inquiry; provided that Knowledge does not include information of which an individual may be deemed to have constructive knowledge only.
     (h) Employee Benefits.
     (i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth a complete and correct list of each Company Plan. For purposes of this Agreement, “Company Plans” shall mean: each employment, consulting or change in control agreement, each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity or equity-based compensation plan, program, policy, agreement or arrangement; each severance, retention or termination pay, medical, surgical, hospitalization, life insurance and other “welfare plan,” fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension plan,” fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance contract, arrangement, policy or agreement; and each other benefit or compensation plan, fund, program, policy, agreement or arrangement; in each case, that (i) is sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries is a party, for the benefit of any current or former employee, officer, director or individual contractor of the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries has any liability or contingent liability.
     (ii) With respect to each Company Plan, the Company has heretofore delivered to Parent, to the extent applicable, true and complete copies of: (i) each of such Company Plans as currently in effect including the plan document and any amendments thereto and the summary plan description; (ii) if such Company Plan is funded through a trust or any third-party funding vehicle, a copy of the trust or other funding agreement including any insurance policies; (iii) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each such Company Plan intended to qualify under Section 401 of the Code; (iv) the most recent IRS Form 5500 annual reports with attachments; and (v) all other material documents pursuant to which such Company Plan is maintained, funded or administered.
     (iii) All Company Plans have been maintained, funded and administered in compliance in all material respects with their terms and with ERISA, the Code and other applicable Laws. Each Company Plan which is subject to ERISA (“ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is intended to be qualified under Section 401(a) of the Code, has received a favorable opinion letter from the Internal Revenue Service, and there are no circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Company Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur any material tax or penalty imposed by Section 4975 of the Code, Section 4980F of the Code or Section 502 of ERISA. There has been no breach of fiduciary duty (as determined under ERISA) by the Company or any of its Subsidiaries or any current or former employee, officer, or director thereof or, to the Knowledge of the Company, by any other Person, with respect to any Company Plan.
     (iv) None of the Company, any of its Subsidiaries, or any trade or business or other Person, whether or not incorporated, that together with the Company or any of its Subsidiaries is or at any relevant time was deemed a “single employer” under Section 4001(b) of ERISA or Section 414 of the Code (an “ERISA Affiliate”) (x) maintains or contributes to or has within the past six years maintained or contributed to, or has any current or potential liability or obligation under or with respect to, an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is or was subject to Section 303 or Subtitles C or D of Title IV of ERISA or (y) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to, or has or could have any liability or obligation under or with respect to, a “multiemployer plan” as defined in Section 3(37) of ERISA. Neither the Company nor any of its Subsidiaries has any current or potential liability or obligation under or with respect to any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). All contributions, distributions and payments required to be made under each Company Plan, for time periods ending prior to or as of the Closing, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the Company Financial Statements. Neither the Company nor any of its Subsidiaries has any current or potential liability or obligation relating to any benefit or compensation plan, program, agreement or arrangement on account of at any time being considered a single employer under Section 414 of the Code with any other Person.
     (v) There are no pending, or to the Knowledge of the Company threatened, claims, actions, audits, investigations, proceedings, arbitrations or litigation by or on behalf of any Company Plan, by any employee or beneficiary covered under any Company Plan, or otherwise involving or relating to any Company Plan (other than routine claims for benefits). Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or otherwise has any obligation to provide any post-employment or post-termination welfare or welfare-type benefits to any Person. No Company Plan provides welfare coverage that extends after the termination of employment other than for continued coverage provided pursuant to the requirements of Section 4980B of the Code or other similar provision of state Law and for which the recipient pays the entire premium cost. The Company, its Subsidiaries and the ERISA Affiliates have complied and are in compliance with the requirements of Section 4980B of the Code.
     (vi) Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby is reasonably expected to, whether alone or in connection with another event or events (w) entitle any current or former employees, officers, directors or individual contractors of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment or service after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans or (y) result in payments under any of the Company Plans which would not be deductible under Section 162(m) or Section 280G of the Code.
     (vii) No Company Plan is maintained for the benefit of employees outside of the United States or is otherwise subject to the Laws of any jurisdiction other than the United States or a political subdivision thereof.
     (viii) With respect to each plan of the Company or any of the Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (1) such plan has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder; and (2) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. No payments on account of the transactions contemplated hereunder would cause any plan failure pursuant to Section 409A(a)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligation to indemnify any Person for any Tax that may be due pursuant to Section 409A of the Code.
          (i) Compliance with Laws; Licenses. Neither the Company nor any of its Subsidiaries is in violation of, or since April 1, 2010 has been given written notice of or been charged with any violation of, any Law or Order of any Governmental Entity, except for any such violations which have not had and would not be reasonably likely to have a Company Material Adverse Effect. As of the date hereof, the Company and its Subsidiaries have all permits, authorizations, approvals, registrations, certificates, orders, waivers, variances (each, a

“Permit”) necessary to conduct their businesses as presently conducted except those that the absence of which would not be reasonably likely to have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice that any Permits will be terminated or modified or cannot be renewed in the ordinary course of business.
          (j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 203 of the DGCL) (each, a “Takeover Statute”) is applicable to this Agreement, the acquisition by Parent and/or Merger Sub of the Shares in the Offer, the Merger or the other transactions contemplated hereby.
          (k) Section 16(b) Matters. The Company shall take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          (l) Environmental Matters.
     (i) Each of the Company and its Subsidiaries is and has been for the five years prior to the date of this agreement in compliance with all applicable Environmental Laws except where the failure to so comply has not had and would not be reasonably likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any written notice by a Governmental Entity that alleges that the Company or any of its Subsidiaries is not or has not been in such compliance with applicable Environmental Laws that would be reasonably likely to have a Company Material Adverse Effect.
     (ii) Each of the Company and its Subsidiaries possesses all Permits required pursuant to Environmental Laws necessary for its operations as presently conducted (the “Environmental Permits”), except where such failure to possess such Environmental Permit would not be reasonably likely to have a Company Material Adverse Effect.
     (iii) There are no Environmental Claims pending against the Company or any of its Subsidiaries which would be reasonably likely to have a Company Material Adverse Effect.
     (iv) Neither the Company nor any of its Subsidiaries is subject to any Orders pursuant to Environmental Laws which would be reasonably likely to have a Company Material Adverse Effect.

     (v) as used in this Agreement, the term:
          (A) “Environmental Claim” means any and all administrative, regulatory or judicial suits, actions, orders, claims, proceedings or notices of noncompliance alleging violations of any applicable Environmental Law.
          (B) “Environmental Laws” means all federal, state, local, laws regulations, authorizations, orders, judgments, injunctions or decrees, concerning pollution or protection of the environment (including ambient air, surface water and groundwater) or relating to the use, treatment, storage, disposal, transport or recycling of or human exposure to any hazardous substance.
Notwithstanding any other representation or warranty in this Article V, the representations and warranties in this Section 5.1(l) are the sole representations and warranties of the Company relating to any Environmental Laws, Environmental Permits or Environmental Claims.
          (m) Taxes Except as to matters that would not be reasonably likely to have a Company Material Adverse Effect:
     (i) the Company and each of its Subsidiaries have timely filed (or there have been filed on their behalf) with appropriate taxing authorities all Tax Returns required to be filed by them on or prior to the date hereof (taking into account extensions), such Tax Returns are correct, and all Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid;
     (ii) neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return;
     (iii) each of the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third-party;
     (iv) there are no audits, claims, or judicial proceedings by any taxing authority with respect to Taxes;
     (v) there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries, except for Liens for Taxes (i) not yet due and payable or (ii) that are being contested in good faith through appropriate proceedings and reflected in the Company Financial Statements;
     (vi) there are no outstanding waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes against the Company or any of its Subsidiaries;

     (vii) neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4;
     (viii) neither the Company nor any of its Subsidiaries (i) has been a member of any affiliated group (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or foreign law) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise, or (iii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than the Company Material Contracts or any commercial agreements or contracts not primarily related to Tax);
     (ix) neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;
     (x) the unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the end of the most recently completed month, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the consolidated balance sheet as of September 30, 2010 and included in the Company Financial Statements and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns;
     (xi) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Section 108(i) of the Code.
     (xii) neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

     (xiii) as used in this Agreement, the term:
          (A) “Tax” (including, with correlative meaning, the term “Taxes”) means any federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, stamp, payroll, sales, use, escheat, employment, property, withholding, estimated, excise, production, value added or other tax of any kind whatsoever, together with all interest, penalties and additions imposed with respect thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person, and
          (B) “Tax Return” means any return, report, declaration, claim for refund or information return filed or required to be filed with a Tax authority relating to Taxes, including any schedule or attachment thereto and any amendment thereto.
     (n) Labor Matters.
     (i) Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or other contract with any labor union or similar representative of employees;
     (ii) with respect to assets and/or operations currently owned by the Company or any of its Subsidiaries (the “Current Assets”), there are no pending or, to the Knowledge of the Company, threatened union organizing or certification proceedings with respect to any employees of the Company or any of its Subsidiaries, nor have there been within the past two (2) years with respect to such Current Assets;
     (iii) with respect to the Current Assets, there are no pending or, to the Knowledge of the Company, threatened employee strikes, work stoppages, slowdowns, labor picketing or other material labor disputes with respect to any employees of the Company or its Subsidiaries, and no such disputes have occurred during the past two (2) years with respect to such Current Assets; and
     (iv) the Company and its Subsidiaries are in compliance in all material respects with all Laws respecting employment and employment practices, including, but not limited to, provisions thereof pertaining to terms and conditions of employment, collective bargaining, immigration, wages and hours, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes (except for any non compliance which would not be reasonably likely to have a Company Material Adverse Effect).
     (o) Intellectual Property.
     (i) Section 5.1(o)(i) of the Company Disclosure Letter contains, as of the date of this Agreement, a complete and accurate list of (A) all patented or registered, or pending applications for, Intellectual Property that are owned by the Company or any of its Subsidiaries, indicating for each, as applicable, the name of the owner, the jurisdiction, the application, registration, or issuance number and the filing, registration or issuance date (together with all other Intellectual Property owned by the Company or any of its Subsidiaries, the “Owned Intellectual Property”) and (B) all Contracts under which any Person has been granted a license or other right with respect to any Owned Intellectual Property and all material Contracts under which any Person has granted to the Company or any of its Subsidiaries a license or other right with respect to any Intellectual Property (other than licenses of commercially available off-the-shelf software with a replacement cost and/or annual license fee of less than $25,000, where all such licenses have an aggregate replacement value of less than $100,000). All of the owned Intellectual Property set forth in Section 5.1(o)(i) of the Company Disclosure Letter is, to the Knowledge of the Company, valid, subsisting and enforceable. The Company or one of its Subsidiaries (i) solely owns, free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to the Owned Intellectual Property, and (ii) to the Knowledge of the Company, has the right to use all other Intellectual Property used or held for use in the Company’s or such Subsidiary’s business as presently conducted (together with the Owned Intellectual Property, the “Company Intellectual Property”).
     (ii) To the Knowledge of the Company, in the past six (6) years the Company’s and its Subsidiaries’ businesses as presently conducted have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, and no Person has asserted in writing to the Company or any of its Subsidiaries that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated its Intellectual Property rights. There is no litigation, opposition, cancellation, proceeding or claim pending, asserted in writing or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries concerning the ownership, validity, registrability, patentability, enforceability, infringement, misappropriation or use of, any Owned Intellectual Property. To the Knowledge of the Company, as of the date hereof, no Person is currently infringing, misappropriating or otherwise violating the Owned Intellectual Property.
     (iii) Each current and former employee and independent contractor of, and consultant to, the Company and its Subsidiaries who has had access to Trade Secrets or other confidential information of the Company and its Subsidiaries and/or who has been involved in, or who has contributed to, the creation or development of material Owned Intellectual Property has entered into a written agreement pursuant to which such employee, independent contractor or consultant agrees to protect such Trade Secrets and other confidential information of the Company and its Subsidiaries and to assign to the Company and its Subsidiaries (as applicable) all Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of his, her, or its employment or other relationship with the Company and its Subsidiaries and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed any Trade Secret to any Person other than pursuant to a written confidentiality agreement pursuant to which such Person agrees to protect the confidentiality of such Trade Secret.

     (iv) The transactions contemplated by this Agreement will not impair the right, title or interest of the Company or any of its Subsidiaries in or to the Company Intellectual Property and all of the Company Intellectual Property will be owned or available for use by the Company and each of its Subsidiaries immediately after the Closing Date.
     (v) Except as would not reasonably be likely to have a Company Material Adverse Effect, (A) the computer systems, including software, used by the Company and its Subsidiaries in the conduct of their businesses are sufficient for the immediate needs of their businesses as currently conducted, and (B) in the past eighteen (18) months, there have been no material failures, breakdowns, continued substandard performance or other adverse events affecting any of the Company’s or its Subsidiaries’ computer systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such systems and/or the conduct of the Company’s or its Subsidiaries’ businesses.
     (vi) For purposes of this Agreement,
          (A) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) Trade Secrets; (iv) copyrights in published and unpublished works of authorship (including software (in any form including source code and executable code), data, databases, related documentation and any other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other proprietary and intellectual property rights.
          (B) “Trade Secrets” means, collectively, confidential proprietary business and technical information, trade secrets and know-how, including processes, schematics, business and other methods, research and development, technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, technologies, techniques, protocols, formulae, drawings, specifications, methodologies, prototypes, models, designs, unpatentable discoveries and inventions.
          (p) Insurance. All material insurance policies of the Company and each of its Subsidiaries are in full force and effect, all premiums due and payable through the date hereof under all such policies have been paid and the Company and its Subsidiaries are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums or to be in compliance which would not be reasonably likely to have a Company Material Adverse Effect. As of the date hereof, no outstanding written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.
     (q) Real Property.
     (i) Neither the Company nor any of its Subsidiaries owns any real property.
     (ii) The Company and its Subsidiaries have valid leasehold title to the Leased Real Property. For purposes of this Agreement, “Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries. Section 5.1(q)(ii)(A) of the Company Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document). For purposes of this Agreement, “Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder. The Company has delivered to Parent a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in Section 5.1(q)(ii)(B) of the Company Disclosure Letter, with respect to each of the Leases: (i) such Lease is valid and binding on the Company or any of its Subsidiaries party thereto, and, to the Knowledge of the Company as of the date hereof, each other party thereto, and is in full force and effect, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and to general principles of equity, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such Lease, except for such failure to be valid and binding or in full force and effect, or such default or breach as would not be reasonably likely to have a Company Material Adverse Effect; (ii) the Company’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Company’s knowledge, there are no disputes with respect to such Lease; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (iv) the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, the Company or any Subsidiary; (v) the Company or Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (vi) the Company or Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

     (iii) To the Knowledge of the Company, the Leased Real Property is free and clear of all Liens, except for the following (the following being “Permitted Liens”):
          (A) Liens that secure indebtedness or other obligations of the Company or its Subsidiaries as reflected on the Company Financial Statements or indebtedness or other obligations listed on Section 5.1(q)(iii)(A) of the Company Disclosure Letter;
          (B) easements, covenants, conditions, rights of way, encumbrances, restrictions, defects of title and other similar matters of public record (other than such matters that, individually or in the aggregate, materially adversely impair the use, occupancy or conduct of the business of the Company or its Subsidiaries as currently conducted at the facility associated with the Leased Real Property);
          (C) zoning, planning, building and other applicable Laws regulating the use, development and occupancy of real property and Permits, consents and rules under such Laws (other than such matters that, individually or in the aggregate, materially adversely impair the use, occupancy and conduct of the business of the Company or its Subsidiaries as currently conducted at the facility associated with the Leased Real Property);
          (D) Liens that have been placed by a third-party on and against the title of and to the fee owned property to which the title to and interest in the Leased Real Property is subject to; and
          (E) mechanics, materialmens’, or laborers’ Liens for work or services performed or equipment, machinery, materials, or other items furnished on behalf of the Company or its Subsidiaries in the ordinary course of business consistent with past practice of the Company or of its Subsidiaries that (x) are for amounts not then due and payable or delinquent and which shall be paid in full and released at Closing, or (y) have been released, discharged or otherwise removed of record by the posting or filing of a lien bond or similar bond, in form and substance as required by applicable Law to release or discharge the Lien.
          (r) Contracts. Except for this Agreement and any Company Plans and except for Contracts (A) filed as exhibits to the Company Reports or (B) that have expired as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Contract as of the date of this Agreement:
          (i) that would be required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
          (ii) that is reasonably likely to require aggregate payments to or from the Company and its Subsidiaries of more than $250,000 over the remaining term of the Contract;

          (iii) that relates to the sale of a business by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any indemnity or other payment obligation of more than $250,000;
          (iv) that relates to any acquisition by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has “earn out” or other contingent payment obligations, in each case, that could result in payments in excess of $250,000;
          (v) other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries, that represents any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or in which the Company owns more than a 30% voting or economic interest;
          (vi) that is any non-competition or non-solicitation Contract or other Contract that purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the geographic area in which any of them may so engage in any business or hire any individual or group of individuals;
          (vii) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money or deferred payment in excess of $250,000;
          (viii) that provides for any sale leaseback arrangement with payments in excess of $250,000;
          (ix) that involves any directors or executive officers (as such term is defined in the Exchange Act) of the Company or any of their immediate family members;
          (x) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by any of its Subsidiaries;
          (xi) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any Subsidiary of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses; or
          (xii) that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration after the date of this Agreement in excess of $250,000 interest (each such Contract described in clauses (i) through (xii), and each material

Contract required to be set forth on Section 5.1(o)(i) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract”).
Each Company Material Contract is valid and binding on the Company or any of its Subsidiaries party thereto, and, to the Knowledge of the Company as of the date hereof, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such Contract, except for such failure to be valid and binding or in full force and effect, or such default or breach as would not be reasonably likely to have a Company Material Adverse Effect. As of the date of this Agreement, the Company has not received any written notice from any other party to any Company Material Contract that such third-party intends to terminate any Company Material Contract.
          (s) Information Supplied. None of (a) the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.
          (t) Rights Agreement. The Company has amended, or will amend prior to the commencement of the Offer, the Rights Agreement to provide that neither Parent nor any of its affiliates or associates will become an Acquiring Person (as defined in the Rights Agreement), that no Distribution Date or Stock Acquisition Date (each as defined in the Rights Agreement) will occur, and that the Rights will not separate from the underlying Shares or give the holders thereof the right to acquire securities of any party hereto (or any controlled affiliate of any party hereto), in each case as a result of the execution, delivery or performance of this Agreement or the consummation of the Offer, the Merger or the other transactions contemplated hereby.
          (u) Brokers and Finders. Except for the Company Financial Advisors, neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement. The Company has delivered to Purchaser complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other contracts related to the engagement of the persons to whom such fees are payable.
          (v) Health Care Regulatory Matters. Except as would not be reasonably likely to have a Company Material Adverse Effect:
          (i) since April 1, 2010, no investigation or review by any Health Care Regulatory Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor, to the Knowledge of the Company, has any Health Care Regulatory Authority indicated in writing an intention to conduct the same;
          (ii) all material applications and other material documents submitted by the Company or the Company’s Subsidiaries to any applicable Health Care Regulatory Authorities since April 1, 2010 in connection with a Health Care Regulatory Permit were true and correct as of the date of submission in all material respects, and any material updates, changes, corrections or modification to such applications and other documents to the extent required under applicable Health Care Regulatory Laws have been submitted or are in the process of being timely submitted;
          (iii) Section 5.1(v)(iii) of the Company Disclosure Letter sets forth a true and complete list of all material Health Care Regulatory Permits of the Company and its subsidiaries from applicable Health Care Regulatory Authorities relating to the ability of the Company and its Subsidiaries to research, manufacture, package or market each of their Products, including Abbreviated New Drug Applications. All such Health Care Regulatory Permits are, in all material respects, (i) validly registered and on file with applicable Health Care Regulatory Authorities and (ii) in compliance with all material formal filing and maintenance requirements; and (iii) in good standing, valid, and enforceable. Since April 1, 2010, the Company and its Subsidiaries have filed or are in the process of timely filing all required notices and responses to notices, supplemental applications, reports (including adverse experience reports) and other material information required by applicable Health Care Regulatory Authorities. The Company and its Subsidiaries possess all Health Care Regulatory Permits required for the conduct of their businesses as currently conducted;
          (iv) there are no, and have not been since April 1, 2010 any, inspection observations, warning or untitled letters, notices pursuant to 21 U.S.C. Section 305 or similar documents issued to the Company or its Subsidiaries that assert a lack of compliance with any applicable Health Care Regulatory Laws that, to the Company’s Knowledge, have not been fully resolved to the satisfaction of any applicable Health Care Regulatory Authorities. There is no pending regulatory action, or, to the Knowledge of the Company, inquiry of any sort against any of the Company or its Subsidiaries initiated by any Health Care Regulatory Authority. Without limiting the foregoing, (A) except as set forth in Section 5.1(v)(iv) of the Company Disclosure Letter, there have been no Product warnings, notifications or safety alerts conducted or issued by the Company or its Subsidiaries, or any Health Care Regulatory Authorities or otherwise with respect to the Products since April 1, 2010, and to the Knowledge of the Company, none of the foregoing has been requested or demanded in writing by any Health Care Regulatory Authority;

and (B) neither the Company or its Subsidiaries has been convicted of, charged with, or, to the Knowledge of the Company, investigated for any crime or engaged in any conduct which would reasonably be likely to result in criminal liability, civil fraud charges by a Governmental Entity, debarment or disqualification by any Health Care Regulatory Authority, no criminal, injunctive, seizure or civil penalty actions have at any time been commenced or, to the Knowledge of the Company, threatened in writing by any Health Care Regulatory Authority against the Company or any Subsidiary of the Company, and there are no consent decrees or similar actions to which the Company or any Subsidiary of the Company is bound or which relate to any of their Products. To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company is employing or utilizing the services of any individual who has been debarred, excluded, temporarily denied approval or suspended under any Health Care Regulatory Law to which any of their Products are subject or which the Company or any Subsidiary of the Company is barred from employing or utilizing. Neither the Company nor any Subsidiary of the Company has made any untrue statement of fact or fraudulent statement to any such Health Care Regulatory Authority, nor have they failed to disclose any fact required to be disclosed to any Health Care Regulatory Authority;
          (v) the Company and its Subsidiaries have made available to Parent a summary of all adverse event reports regarding loss of smell and/or loss of taste for the periods from January 1, 2009 through November 30, 2010 and periodic adverse event reports and other pharmacovigilance reports and data as requested by Parent;
          (vi) to the Knowledge of the Company, all studies conducted or being conducted with respect to any of the Products of the Company or its Subsidiaries by the Company or any Subsidiary of the Company have been, and are being, conducted in all material respects in compliance with the applicable requirements of all Health Care Regulatory Laws that relate to the conduct of clinical studies issued by any applicable Health Care Regulatory Authority; and
          (vii) since April 1, 2010, to the Knowledge of the Company, any third-party manufacturing operations performed on behalf of the Company or any Subsidiary of the Company are being conducted in all material respects in compliance with the applicable requirements of current U.S. Food and Drug Administration (“FDA”) regulations governing good manufacturing practices, including the FDA’s current Good Manufacturing Practice Regulations at 21 C.F.R. Parts 111, 210 and 211. In addition, the Company and each Subsidiary of the Company, and to the Knowledge of the Company, any third-party manufacturer of the Company or any of its Subsidiaries, is, in all material respects, in compliance with all applicable material registration and listing requirements, including, for example, those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all similar applicable Health Care Regulatory Laws to the extent such compliance is required with respect to the activities being performed on behalf of the Company or any of its Subsidiaries. To the Knowledge of the Company, no Product of the Company or any of its Subsidiaries in inventory is adulterated or misbranded, or if already sold since April 1, 2010, was adulterated or misbranded at the time of the sale. All Product labeling is in all material respects in compliance with FDA and other applicable Health Care Regulatory Authority requirements, and all advertising and promotional materials of the Company and each

Subsidiary of the Company are in all material respects in compliance with the FDA and other applicable Health Care Regulatory Authorities.
          (viii) As used in this agreement, the term
          (A) “Health Care Regulatory Authority” means any federal, state or local Governmental Entity that (i) regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices and (ii) has regulatory authority over the development, sale, distribution or manufacturing of Products by the Company or its Subsidiaries.
          (B) “Health Care Regulatory Permit” means all permits, licenses, certifications, approvals, registrations, consents, orders, clearances, franchises, variances, exemptions and similar authorizations required from Health Care Regulatory Authorities that are necessary and material for the conduct of the business of the Company as being conducted as of the date hereof.
          (C) “Health Care Regulatory Law” means all federal, state, local laws, statutes, or any regulation, or Order of any Governmental Entity governing the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices to which the development, sale, distribution or manufacturing of Products by the Company or its Subsidiaries is subject.
          (D) “Product” means any product manufactured, licensed, produced, distributed or sold by or on behalf of the Company or its Subsidiaries during the period beginning on April 1, 2010 and ending on the date hereof.
          5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:
          (a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.
          (b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Offer, the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement (other than adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement pursuant to Section 6.14) and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
          (c) Governmental Filings; No Violations; Etc.
     (i) Except for (i) compliance with, and filings under, the HSR Act; (ii) compliance with, and filings under, the Exchange Act, including the filing of the Schedule TO; (iii) the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL with the Secretary of State of the State of Delaware; (iv) compliance with the rules and regulations of Nasdaq; and (v) such other items as disclosed in Section 5.2(c)(v) of the Parent Disclosure Letter (the items set forth above in clauses (i) through (v), the “Parent Approvals”), no notices, reports or other filings are required to be made by Merger Sub, Parent or any other affiliate of Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Merger Sub, Parent or any other affiliate of Parent from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not be reasonably likely to prevent or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated hereby.
     (ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its

Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, be reasonably likely to prevent or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated hereby.
          (d) Litigation.
          (i) There are no pending or, to the Knowledge of Parent, threatened in writing Litigation, nor are there, to the Knowledge of Parent, any investigations, audits, or reviews by any Governmental Entity or any arbitrator pending or, to the Knowledge of Parent, threatened against Parent or any of its affiliates which, individually or in the aggregate, would be reasonably likely to prevent or delay the consummation of the Offer, the Merger or the other transactions contemplated hereby.
          (ii) There are no Orders of any Governmental Entity or any arbitrator applicable to Parent or any of its Subsidiaries except for such Orders that, individually or in the aggregate, would not be reasonably likely to prevent or delay the consummation of the Offer, the Merger or the other transactions contemplated hereby.
          (e) Information Supplied. None of (a) the information supplied or to be supplied in writing by Parent or Merger Sub for inclusion or incorporation by reference in (a) Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) if applicable, the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in any of the foregoing documents based on information supplied by the Company for inclusion or incorporation by reference therein.
          (f) Equity Financing. Parent has delivered to the Company a true, complete and correct copy of an executed equity commitment letter (the “Equity Financing Commitment”), pursuant to which H.I.G. Bayside Debt & LBO Fund II, L.P. (in such capacity, the “Investor”) has committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein (the “Equity Financing”), which is sufficient to pay the Offer Price in respect of all of the Shares and any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Offer, the Merger and the Equity Financing. The Equity Financing Commitment has not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the commitment contained in the Equity Financing Commitment has not been withdrawn or rescinded in any respect. There are no conditions precedent or other contingencies related to the investing of the full amount of the Equity Financing other than as expressly set forth in or contemplated by the Equity Financing Commitment. The obligations of Parent and Merger Sub under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Equity Financing Commitment. Parent and Merger Sub will have pursuant to the Equity Financing, at and after the Closing, funds sufficient to (i) pay the Offer Price in respect of all of the Shares, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Offer, the Merger and the Equity Financing and (iii) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.
          (g) Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.
          (h) Capitalization. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to and at the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Offer and the Merger and the other transactions contemplated by this Agreement. The authorized capital stock of Parent consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Parent is, and at the Effective Time will be, owned by the Guarantor or direct or indirect wholly owned by one or more Subsidiaries of the Guarantor. Parent has not conducted any business prior to the date hereof and has no, and prior to and at the Effective Time will have no, assets, liabilities or obligations of any nature other than the Equity Financing Commitments, those incident to its formation and pursuant to this Agreement, the Offer and the Merger and the other transactions contemplated by this Agreement.
          (i) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

          (j) Ownership of Shares. Neither Parent nor Merger Sub nor any of their “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company, as such quoted terms are defined in Section 203 of the DGCL, and neither Parent nor Merger Sub “owns” any shares of capital stock of the Company, as such quoted terms are defined in Section 203 of the DGCL.
          (k) Absence of Certain Agreements. Neither Parent nor any of its affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) any third-party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Financing Commitment) to Parent or the Company to finance in whole or in part the Merger; or (iii) any current employee of the Company has agreed to (x) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than pursuant to any employment Contracts in effect as of the date hereof), (y) contribute or roll over any portion of such employee’s Shares, Company Stock Options or Company Restricted Stock to the Company or its Subsidiaries or Parent or any of its affiliates or (z) receive any capital stock or equity securities of the Company or any of its Subsidiaries or Parent or any of its affiliates.
          (l) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans, cost-related plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda, management presentations or due diligence discussions in anticipation or contemplation of any of the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in Article V.

          (m) Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans and cost-related plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans).
ARTICLE VI
Covenants
          6.1. Interim Operations.
          (a) From the date hereof and until the Effective Time or earlier termination of this Agreement, except (w) as set forth in Section 6.1(a) of the Company Disclosure Letter, (x) as otherwise expressly contemplated or permitted by this Agreement, (y) to the extent consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that Parent shall have the right to withhold its consent for any reason or no reason if its consent is sought for purposes of clauses (i), (ii), (iii), (iv), (v), (xi), (xii), (xiii), (xv) or (xvi) or clause (xviii) (but only as it relates to any of the foregoing clauses) or (z) as required by applicable Law, the Company shall, and shall cause its Subsidiaries to, cause the business of it and its Subsidiaries to be conducted in the ordinary course and it shall, and shall cause its Subsidiaries, to use their respective commercially reasonable efforts to preserve their business organizations and real property intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, employees and business associates (it being understood and agreed that adverse changes in the Company’s business, real property and existing relations and goodwill that result from or are caused by the announcement of the transaction, the identity of Parent or its affiliates and the plans of Parent with respect to operating the Company that have been disclosed to the public or to employees, suppliers, customers, distributors or business associates of the Company shall not constitute, or be taken into account in determining whether there has been, a breach by the Company of its obligation under this Section 6.1). Notwithstanding the generality of the foregoing, and subject to the exceptions set forth in clauses (w), (x), (y) and (z) of the immediately preceding sentence, the Company shall not, and shall cause its Subsidiaries not to:
     (i) amend the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries;
     (ii) issue, sell, pledge, dispose of or encumber any shares of capital stock, voting securities, partnership interest, membership interest or similar interest or any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing (collectively, “Equity Interests”) of the Company or any of its Subsidiaries (including any Company Stock Options or Company Restricted Stock), other than (A) issuance of Shares pursuant to Company Stock Options outstanding on the date hereof under the Company Plans, (B) issuance or disposition of any Equity Interest of any of the Company’s Subsidiaries to the Company or any other of its Subsidiaries, or (C) issuances of securities in connection with grants or awards of stock-based compensation made in accordance with Section 6.1(a)(vii) hereof;
     (iii) split, combine, subdivide or reclassify any of its Equity Interests;
     (iv) declare, set aside, establish a record date for, or pay any dividends on or make any other distributions (whether payable in cash, stock, property or a combination thereof) in respect of any of its Equity Interests, other than any dividends or distributions from any wholly-owned Subsidiary of the Company to the Company or to another such Subsidiary of the Company;
     (v) repurchase, redeem or otherwise acquire any shares of its Equity Interests, except for redemptions, purchases or acquisitions pursuant to the exercise or settlement of Company Stock Options, the vesting of Company Restricted Stock, employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof, including with respect to Company Restricted Stock;
     (vi) incur or modify in material respects the terms of, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except for (i) indebtedness for borrowed money in a principal amount not to exceed $250,000, (ii) letters of credit issued in the ordinary course of business, or (iii) indebtedness owed by any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

     (vii) (i) except (A) to the extent required by applicable Law, (B) to the extent permitted by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent, and/or (C) as listed in Section 6.1(a)(vii) of the Company Disclosure Letter, grant or announce any stock option, equity or incentive awards or increase in the salaries, bonuses or other compensation and benefits payable by the Company or any of its Subsidiaries to any of the employees, officers, directors or other service providers of the Company or any of its Subsidiaries, (ii) hire any new employees (other than clerical employees), (iii) except to the extent required by applicable Law or required by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, whether past or present, or take any action to accelerate vesting of any right to compensation or benefits, (iv) except to the extent required by applicable Law or permitted by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent, enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees and retirement agreements entered into in the ordinary course of business, or (v) except as required to ensure that any Company Plan is not then out of compliance with applicable Law, enter into or adopt any new or renew, amend or terminate any existing Company Plan or benefit arrangement if such adoption, renewal, amendment or termination would result in a material cost to the Company or any of its Subsidiaries;
     (viii) other than in the ordinary course of business (so long as any action taken in the ordinary course of business is consistent with past practice and would not have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries or materially decreasing any Tax attribute of the Company or any of its Subsidiaries), make or change any material Tax election, adopt or change the Company’s or such Subsidiary of the Company’s method of accounting for Tax purposes, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;
     (ix) except as required by GAAP, the SEC or applicable Law, change any material accounting policies, principles or practices;
     (x) except as contemplated or permitted by this Section 6.1, (i) enter into or assume any Contract that would have been a Company Material Contract had it been entered into prior to the date hereof, or (ii) terminate, materially amend or waive any material rights under any Company Material Contract or any Contract that would have been a Company Material Contract had it been entered into prior to the date hereof excluding any termination upon expiration of a term in accordance with the terms of such Company Material Contract; provided in each case that the Company and any of its Subsidiaries shall be permitted to renew or replace any Company Material Contract with one or more Contracts on substantially similar or better terms;
     (xi) (A) settle or compromise any action, litigation, claim or arbitration, or (B) implement any settlement or compromise of any action, litigation, claim or arbitration other than in accordance with the expressed terms of such settlement or compromise as in effect as of the date hereof; provided, however, that the Company shall not breach any material term of any settlement or compromise and shall not make any material discretionary decisions or take any material discretionary actions relating to the implementation of such settlement or compromise;
     (xii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, excluding acquisitions of supplies, parts, fuel, materials and other inventory in the ordinary course of business consistent with past practice, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, other than (i) any such acquisitions, loans, advances, contributions or investments that are for consideration not in excess of $100,000 individually or $250,000 for all such transactions by the Company and its Subsidiaries in the aggregate, (ii) any such acquisitions, loans, advances, contributions or investments made pursuant to any Contract entered into after the date hereof in accordance with this Section 6.1 or (iii) loans, advances or capital contributions to or among the Company and wholly-owned Company Subsidiaries;
     (xiii) sell, transfer, lease, license, assign, abandon, fail to maintain or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets (including material Intellectual Property), rights or properties of the Company or any of its Subsidiaries having a current value in excess of $100,000 individually, or $250,000 for all such transactions by the Company and its Subsidiaries in the aggregate, or otherwise material to the business of the Company or any of its Subsidiaries, other than (i) sales, transfers, leases, licenses assignments and other dispositions of inventory or other assets, including real property, in the ordinary course of business consistent with past practice, (ii) pursuant to Contracts entered into after the date hereof in accordance with this Section 6.1, (iii) dispositions of obsolete or worthless assets or properties or (iv) transactions solely among the Company and/or any Company Subsidiaries;
     (xiv) authorize or make any capital expenditure, other than (A) any capital expenditure contemplated by the Company’s business plan set forth on Section 6.1(a)(xiv) of the Company Disclosure Letter or (B) capital expenditures that are not, in the aggregate, in excess of $250,000 above the capital expenditures provided for in such business plan;

     (xv) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of such party or any Company Subsidiaries;
     (xvi) subject to Section 6.2, take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Offer set forth in Exhibit A not being satisfied;
     (xvii) enter into any Contract that restricts the ability of the Company or any or its Subsidiaries, taken as a whole, to compete, in any material respects, with any business or in any geographic area, or to solicit customers, except for use or radius restrictions that may be contained in Contracts entered into in the ordinary course of business; or
     (xviii) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non binding) or similar agreement or arrangement with respect to any of the foregoing actions.
          (b) Neither Parent nor Merger Sub shall knowingly take or permit any of their affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.
          (c) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
          (d) The Company shall promptly give Parent written notice upon obtaining Knowledge of any material event, development or occurrence that would reasonably be expected to give rise to a failure of the condition precedent set forth in clause (A) of paragraph (iii) of Exhibit A.
          6.2. Acquisition Proposals; Go-Shop Period.
          (a) Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on January 22, 2011 (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to (acting under the direction of the Company Board): (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals, including by way of providing access to non-public information to any Person pursuant to an Acceptable Confidentiality Agreement (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal); provided that the

Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or Merger Sub, (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals, and (iii) having complied with Section 6.2(f), authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) any such Acquisition Proposal.
          (b) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2 (including as provided in the last sentence of this paragraph), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ Representatives to, (i) at 12:00 a.m. on January 23, 2011 (the “No-Shop Period Start Date”) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) from the No-Shop Period Start Date until the earlier of the Acceptance Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit, propose or knowingly encourage (including by providing non-public information) any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person or group of Persons relating to, any Acquisition Proposal, (C) otherwise knowingly cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make an Acquisition Proposal, (D) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (E) resolve to propose or agree to do any of the foregoing. Any breach by Representatives of the Company or its Subsidiaries of this Section 6.2(b) shall be deemed to be a breach by the Company. The parties hereto agree that, notwithstanding the commencement of the obligations of the Company under this Section 6.2(b) on the No-Shop Period Start Date, the Company may continue to engage in the activities permitted in Section 6.2(a)(ii) with respect to an Excluded Party until the end of the Tender Offer Extension (the “Cut-off Date”) including with respect to any amended or revised proposal submitted by such Excluded Party.
          (c) Conduct Following No-Shop Period Start Date. Notwithstanding anything to the contrary contained in Section 6.2(b) or any other provisions of this Agreement, at any time following the No-Shop Period Start Date and prior to, but not after, the Acceptance Time, (i) if the Company is in receipt of a written Acquisition Proposal from any Person, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof, and (ii) if the Company has received a bona fide, written Acquisition Proposal from a third-party that did not result from a material breach of this Section 6.2, and the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement and the other restrictions imposed by Section 6.2(a) related to the sharing of information, or (B) engage in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal.
          (d) Definitions. For purposes of this Agreement:
     (i) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement (with a term of at least one year) with terms no less favorable to the Company in any material substantive respect than those contained in the Confidentiality Agreement; provided that such confidentiality and standstill agreement shall expressly not prohibit, or adversely affect the rights of the Company thereunder upon, compliance by the Company with any provision of this Agreement, and no such agreement may provide for the reimbursement of any expenses by the Company.
     (ii) “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, consolidation, business combination or similar transaction involving the Company or any of its Significant Subsidiaries which would result in any Person or group of Persons becoming the beneficial owner, directly or indirectly, of more than 15% of the consolidated total assets (including, equity securities of its Subsidiaries) of the Company or (ii) any acquisition by any Person or group of Persons resulting in, or proposal or offer to acquire by tender offer, share exchange or in any manner which, if consummated, would result in, any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 15% of the total voting power or of any class of equity securities of the Company, or more than 15% of the consolidated total assets (including, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.
     (iii) “Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (x) would result in a transaction, if consummated, more favorable to the Company’s stockholders from a financial point of view, (y) is reasonably likely to be consummated in accordance with its terms (taking into account all legal, financial, regulatory and other relevant considerations, and (z) is not subject to any financing contingency or, if it is subject to a financing contingency, the Person or group of Persons making such Acquisition Proposal have provided the Company with sufficient evidence that such Person or group has underwritten commitments that are customarily understood to be firm subject to the customary terms and conditions of the commitment letter(s) to obtain sufficient funds to complete such Acquisition Proposal (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination).

     (iv) “Excluded Party” means any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 51% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement), from whom the Company has received an Acquisition Proposal (including a draft merger agreement or a draft term sheet, memorandum of understanding or similar document) after the execution of this Agreement and prior to the No-Shop Period Start Date that, on or before the No-Shop Period Start Date, the Company Board determines in good faith constitutes or could reasonably be expected to result in a Superior Proposal, and which Acquisition Proposal has not been rejected or withdrawn as of the No-Shop Period Start Date; provided that notwithstanding anything contained in this Section 6.2 to the contrary, an Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement upon the earlier of (x) the Cut-off Date and (y) immediately at such time as such Acquisition Proposal made by such party is withdrawn, terminated, expires or no longer constitutes and could no longer reasonably be expected to result in a Superior Proposal (it being agreed and understood that an Acquisition Proposal will not fail to constitute a Superior Proposal if such Acquisition Proposal is amended, modified or revised during the course of ongoing negotiations with the Company as a result of the exercise by Parent of its rights pursuant to Section 6.2(f), which exercise renders such Acquisition Proposal no longer to be a Superior Proposal, so long as such negotiations are ongoing and it subsequently constitutes a Superior Proposal).
     (v) “Intervening Event” means a material event or circumstance relating to the business, results of operations, assets or financial condition of the Company or the Company’s Subsidiaries that was unknown to the Company Board as of the date of this Agreement and which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or the settlement of a Covered Proceeding constitute an Intervening Event.
          (e) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in Section 6.2(f), Section 6.2(g), or Section 8.3(a), the Company Board shall not:
     (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, or fail to publicly reaffirm within five (5) business days after Parent so requests in writing (provided that Parent may make such request no more than three (3) times), the Company Recommendation with respect to the Offer and the Merger (it being understood that the Company Board may take no position with respect to an Acquisition Proposal until the close of business on the tenth (10th) business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

     (ii) except as expressly permitted by Section 8.3(a), cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.
          (f) Notwithstanding Sections 6.2(b) and 6.2(e) or anything else in this Agreement to the contrary, prior to, but not after, the Acceptance Time, if (i) an Intervening Event shall have occurred or (ii) the Company receives an Acquisition Proposal which the Company Board believes in good faith is a Superior Proposal, after consultation with outside legal counsel, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, then the Company Board may at any time prior to the Acceptance Time, if it is not then in breach of Section 6.2 in any material respect and determines in good faith, after consultation with outside legal counsel, that taking such action is required in order for the Company Board to comply with its fiduciary duties under applicable Law: (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Merger Sub the Company Recommendation, fail to publicly reaffirm, when requested by Parent, the Company Recommendation, or make any public statement inconsistent with the recommendation of the Company Board to approve the Offer and Merger (each, a “Change of Recommendation”), and (y) only in the case of the foregoing clause (ii), approve or recommend such Superior Proposal, and/or (z) only in the case of the foregoing clause (ii), terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (z) unless at or concurrently with such termination, the Company pays the Termination Fee in full and otherwise complies with the provisions of Article VIII; provided, further, that the Company Board shall not approve or recommend any Superior Proposal pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) to enter into a definitive agreement with respect to such Superior Proposal unless:
          (A) the Company shall have provided prior written notice to Parent, at least (72) hours in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof, and include a copy of the written proposal of the party making such Superior Proposal,
          (B) after providing such notice and prior to effecting such Change of Recommendation, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall, during the Notice Period, negotiate with Parent or its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation or would cause the Acquisition Proposal no longer to be a Superior Proposal, as reasonably determined by the Company Board, and make their Representatives available for such negotiations,

          (C) the Company Board shall have considered in good faith any changes to this Agreement, the Equity Financing Commitment and the Limited Guarantee offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect.
In the event of any amendment to the financial terms or any other material revision to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 6.2(f) with respect to such new written notice, except that the Company’s Notice Period shall be reduced to twenty-four (24) hours (rather than the seventy-two (72) hours otherwise contemplated by this Section 6.2(f)).
          (g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board from complying with its disclosure obligations under the Securities Laws with regard to an Acquisition Proposal and/or taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act. Notwithstanding anything in this Agreement to the contrary, disclosure that the Company Board has determined that any person or group is an Excluded Party and information related to the Acquisition Proposal of such person or group (including the identity of the person or group and the terms and conditions of such Acquisition Proposal) shall not be deemed to be a Change in Recommendation if made prior to the initial Expiration Date and such disclosure includes an express reaffirmation of the Company Recommendation and does not recommend in any way that stockholders postpone or delay tendering their Shares into the Offer as a result of such determination.
          (h) Notice. From and after the date hereof until the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within three (3) business days) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by the Company or its Representatives, indicating, in connection with such notice, the material terms and conditions of any proposals or offers (but not including, if applicable, copies of any written requests, proposals or offers). Within one (1) business day following the No-Shop Period Start Date, the Company shall notify Parent of the number of Excluded Parties and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Person or group of Persons making the Acquisition Proposal). From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within three (3) business days) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, redacted, if necessary to comply with confidentiality obligations to such Person) and thereafter shall keep Parent reasonably informed of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

          6.3. Proxy Statement. Unless Parent and Merger Sub own 90% or more of the outstanding Shares after purchasing Shares in the Offer and, if applicable, pursuant to the Top-Up Option, the Company shall prepare and file with the SEC, as promptly as practicable after such purchase in the Offer, a proxy statement in preliminary form relating to the Stockholders Meeting (as defined in Section 6.4) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to it and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.
          6.4. Stockholders’ Meeting. Unless Parent and Merger Sub own 90% or more of the outstanding Shares after purchasing Shares in the Offer and, if applicable, pursuant to the Top-Up Option, then the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene, and set a record date (which record date shall be after the Acceptance Date) for a meeting of holders of Shares (the “Company Stockholders’ Meeting”) as promptly as practicable after such purchase in the Offer to consider and vote upon the adoption of this Agreement and shall not postpone or adjourn such meeting except to the extent required by Law. The Company Board shall recommend such adoption (unless a Change of Recommendation shall have occurred prior to the purchase of Shares pursuant to the Offer) and even if a Change of Recommendation has occurred shall take all lawful action to submit the adoption of this Agreement to the Stockholders at the Stockholders Meeting. If Parent and Merger Sub own 90% or more of the outstanding Shares (determined on a fully diluted basis) after purchasing Shares in the Offer and, if applicable, pursuant to the Top-Up Option, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable thereafter without a stockholders meeting in accordance with Section 253 of the DGCL.
          6.5. Filings; Other Actions; Notification. (a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall give reasonable and good faith consideration to any comment received from Parent. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.
          (b) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents, the Schedule 14D-9 and the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third-party and/or any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated hereby.

          (c) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third-party and/or any Governmental Entity with respect to the Offer, the Merger and the other transactions contemplated hereby. Except as required by applicable Law, neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Offer, the Merger and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity and applicable Law, gives the other party the opportunity to attend and participate thereat.
          (d) Required Approval Matters. Without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of clauses (i), (ii), (iii)(A) and (iv) of this Section 6.5(d) set forth below) and Parent (in all cases set forth below) agree to take, and to cause their respective affiliates to take, the following actions:
     (i) to cooperate with each other and use (and to cause their respective affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Offer, the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third-party and/or any Governmental Entity with respect to the Agreement, the Offer, the Merger and the other transactions contemplated hereby. In furtherance of and not in limitation of the foregoing, Parent and the Company each shall file the initial pre-merger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to outside counsel of each party), as promptly as practicable after the date of this Agreement, in any event, no later than ten (10) days from the date hereof. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act and any other applicable Antitrust Law. Parent will not withdraw its initial filing under the HSR Act or any other Antitrust Law, as the case may be, and refile it unless the Company has consented in advance to such withdrawal and refiling. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective affiliates, that appears in any filing made with, or written materials submitted to, any third-party and/or any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this

Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
     (ii) to provide promptly to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over any Company Approval, or otherwise over the transactions contemplated by this Agreement (a “Governmental Approval Entity”) such non-privileged information and documents as requested by any such Governmental Approval Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;
     (iii) to use its reasonable best efforts to (A) obtain promptly all Company Approvals and Parent Approvals and (B) avoid the entry or enactment of any permanent, preliminary or temporary Order, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement;
     (iv) in the event that any permanent, preliminary or temporary Order or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Offer and/or the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, to use its reasonable best efforts to take any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (iii) of this Section 6.5(d)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement;
     (v) to keep each other reasonably informed unless doing so would, in the reasonable judgment of such other party, jeopardize any privilege of the Company or any of its Subsidiaries with respect thereto, regarding any Litigation commenced or threatened against any party to this Agreement or any of their respective affiliates by any Governmental Authority or any private party relating to, arising out of or involving this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby or that would otherwise prevent or materially impede the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transaction Litigation”). The Company and Parent shall promptly advise each other orally and in writing and shall cooperate fully in connection with, and shall consult with each other with respect to any Transaction Litigation and the Company and Parent shall give consideration to each other’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any of its Subsidiaries nor any of its or their representatives to, compromise, settle, come to a settlement arrangement regarding any Transaction Litigation hereby or consent thereto unless Parent shall otherwise consent in writing; and
     (vi) to refrain from entering into any agreement, arrangement or other understanding to acquire any assets or properties that would prevent or materially delay receipt of any Company Approvals or Parent Approvals or prevent or materially delay the Closing.
          (e) Rule 14d-10 Matters. Prior to the Expiration Date, the Company (acting through its Board of Directors and its Compensation Committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into by the Company, Parent or any of their respective affiliates with current or future directors, officers or employees of the Company and its affiliates and to insure that any such arrangements fall within the safe harbor provisions of such rule.
          6.6. Access and Reports. Subject to applicable Law, upon reasonable prior written notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein; and provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would violate any of its obligations with respect to confidentiality to a third-party if the Company shall have used its commercially reasonable efforts to obtain the consent of such third-party to such inspection or disclosure. If any of the information or material furnished pursuant to this Section 6.6 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges and this Agreement.

          6.7. De-Registration. From and after the Acceptance Time and prior to the Closing, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the delisting by the Company of the Shares from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.
          6.8. Publicity. The initial press release regarding the Offer shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Offer, the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third-party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.
          6.9. Employee Benefits.
          (a) Parent agrees that (i) during the period commencing at earlier of the Board Control Date and the Effective Time and ending on March 31, 2011, the employees of the Company and its Subsidiaries who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Affected Employees”) (A) will be provided with base salaries that are no less than the base salaries provided by the Company and its Subsidiaries immediately prior to the Effective Time, (B) will be provided with employee benefits (other than any equity-based benefit) that are substantially similar in the aggregate to the benefits (other than any equity-based benefits) provided by the Company and its Subsidiaries as of the date hereof under the Company Plans and (C) will remain subject to, and be eligible to receive payment in respect of the bonus or incentive opportunity earned under, the plans specified on Schedule 6.9(a)(i)(C) of the Company Disclosure Letter, provided that, for purposes of determining the Company’s net income under such plans, those charges specified on Schedule 6.9(a)(i)(C) of the Company Disclosure Letter shall be disregarded; and (ii) during the period commencing April 1, 2011 and ending on March 31, 2012, the Affected Employees who continue employment with the Surviving Corporation or any Subsidiary of the Surviving Corporation after April 1, 2011 will be provided with (A) base salary and bonus opportunities (including annual bonus and incentive opportunities, but other than any equity-based bonus or incentive opportunities) which are no less than the base salary and bonus opportunities (other than any equity-based bonus or incentive opportunities) provided by the Company and its Subsidiaries immediately prior to the Effective Time, and (B) employee benefits (other than any equity-based benefit) that are substantially similar in the aggregate to the benefits (other than any equity-based benefits) provided by the Company and its Subsidiaries as of the date hereof under the Company Plans. For the avoidance of doubt, nothing in this Section 6.9(a) shall obligate Parent, the Surviving Corporation or any of their affiliates to maintain any equity-based bonus or incentive arrangements after the Effective Time. Without expanding the obligations of Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, following the Effective Time (or, if earlier, the Board Control Date), Parent, the Surviving Corporation and any Subsidiary of the Surviving Corporation shall honor, to the extent set forth in Section 6.9(a) of the Company Disclosure Letter, all employment, retention, change in control or severance agreements entered into by the Company. As used in this Agreement, the term “Board Control Date” means the date that Merger Sub’s designees are elected or designated to the Company Board pursuant to Section 1.3(a).
          (b) Parent or its affiliate shall cause any employee benefit plans of Parent in which the Affected Employees are entitled to participate to take into account for purposes of eligibility, vesting and, for purposes of vacation/paid time-off and severance, level of benefits thereunder, service for the Company and its Subsidiaries as if such service were with Parent or its affiliate, to the same extent such service was credited under a comparable Company Plan as of the Closing Date (except to the extent it would result in a duplication of benefits). Parent shall, and shall cause its direct and indirect Subsidiaries (including the Surviving Corporation) to use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee under any health benefit plan in which an Affected Employee is eligible to participate on or after the Effective Time and in the plan year in which the Effective Time occurs, to the same extent such conditions and waiting periods were waived or satisfied under a similar Company Plan as of the Closing, and (ii) credit each Affected Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Effective Time and in the plan year in which the Effective Time occurs under the terms of any corresponding Company Plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Effective Time occurs under any health benefit plan in which the Affected Employee participates on and after the Effective Time and in the plan year in which the Effective Time occurs.
          (c) Notwithstanding anything to the contrary in this Agreement or any Company Plan, if the Closing Date occurs prior to March 31, 2011, all Company employees or officers who are employed with the Company or any of its Subsidiaries immediately prior to the Effective Time (or, if earlier, the Board Control Date) and who are terminated by the Surviving Corporation or any Subsidiary of the Surviving Corporation prior to March 31, 2011, and, at March 31, 2011, would have been eligible to receive an annual or incentive bonus if still employed by the Company or any of its Subsidiaries, shall receive such bonus, based on the Company’s actual performance for the entire 2011 fiscal year but pro rated to the date of their departure from the Surviving Corporation based on the number of days such employee was employed by the Company or any of its Subsidiaries during fiscal year 2011. Any amounts payable under this Section 6.9(c) shall be paid at the same time as any bonuses payable pursuant to Section 6.9(a)(i)(C), with performance metrics adjusted as described in Section 6.9(a)(i)(C).
          (d) Parent hereby acknowledges that the consummation of the transactions contemplated hereby will constitute (1) a “change in control” or “change of control” (or other event with similar import) within the meaning of each Company Plan set forth in Section 6.9(d)(1) of the Company Disclosure Letter and (2) “Good Reason” under the change in control agreements for the employees set forth in Section 6.9(d)(2) of the Company Disclosure Letter; provided, however, that this Section 6.9(d) shall not be construed to amend or change in any way the terms of any Company Plan (including, but not limited to the applicable definitions of “change in control” and “good reason”) as such terms are in effect as of the date hereof.
          (e) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Company Plan or be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, or to limit the ability of Parent, the Surviving Corporation or any of their affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) be construed to give any third party any right to enforce the provisions of this Section 6.9 or this Agreement or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to retain the employment of any particular employee or limit the ability of Parent, the Surviving Corporation or any of their affiliates to terminate any employee at any time and for any or no reason.
          6.10. Financing.
          (a) Parent and Merger Sub shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the financing contemplated by the Equity Financing Commitment, subject to the terms and conditions of this Agreement and the Equity Financing Commitment, including (i) maintaining in effect the Equity Financing Commitment, (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Financing Commitment that are within their control and (iii) fully enforcing the Investor’s obligations (and the rights of Parent and Merger Sub) under the Equity Financing Commitment.
          (b) Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Financing Commitment without the prior written consent of the Company. Parent shall promptly (and in any event within one business day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Financing Commitment, or (ii) any refusal by the Investor to provide, any stated intent by the Investor to refuse to provide, or any expression of concern or reservation by the Investor regarding the enforceability of the Equity Financing Commitment or its ability to provide the full financing contemplated by the Equity Financing Commitment.
          6.11. Expenses. Except as otherwise provided in Section 8.5, whether or not the Shares are purchased pursuant to the Offer, all costs and expenses incurred in connection with the transactions contemplated hereby shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for, and publishing, printing and mailing of the Offer Documents, Schedule 14D-9 and, if applicable, the Proxy Statement (but not the attorneys’ fees related thereto, which shall be paid by the party incurring such expense) shall be borne by Parent.

          6.12. Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses in defense of claims as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.
          (b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.
          (d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are third-party beneficiaries of this Section 6.12.
          (e) The rights of the Indemnified Parties under this Section 6.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
          6.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer and/or the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
          6.14. Parent Vote.
          (a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares beneficially owned by it or any of its affiliates or with respect to which it or any of its affiliates has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).
          (b) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Merger Agreement.

ARTICLE VII
Conditions
          7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
          (a) Stockholder Approval. If Parent and Merger Sub after purchasing Shares in the Offer and, if applicable, pursuant to the Top-Up Option, do not own a sufficient number of Shares for giving effect to the Merger without a Stockholders Meeting pursuant to Section 253 of the DGCL, this Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.
          (b) No Restraints. No order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity (collectively, an “Order”) is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.
          (c) Purchase of Shares in Offer. Merger Sub shall have accepted for payment and purchased, or caused to be accepted for payment and purchased, all Shares validly tendered and not withdrawn pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer shall not be a condition to the obligations of Parent and Merger Sub hereunder if Merger Sub shall fail to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of this Agreement).
ARTICLE VIII
Termination
          8.1. Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company, by mutual written consent of the Company and Parent by action of their respective boards of directors.
          8.2. Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company by action of its board of directors: (a) if the Acceptance Time shall not have occurred on or before the 60th day following the Cut-off Date (the “Outside Date”); (b) if any Order permanently enjoining, restraining or otherwise prohibiting the Offer or the Merger exists and such Order shall have become final and nonappealable; or (c) if the Offer shall have expired without the occurrence of the Acceptance Time as a result of the failure of the Minimum Tender Condition and/or one or more of the other conditions to the Offer set forth in Exhibit A to be satisfied; provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the event which gave rise to the termination right under this Section 8.2.
          8.3. Termination by the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned by the Company:
          (a) at any time prior to the Acceptance Time, if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.3(a) with respect to any Superior Proposal unless the Company has complied with the requirements of Section 6.2(e) and (f) in all material respects;
          (b) at any time prior to the Acceptance Time, if there has been a failure to perform in any material respect any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach or failure materially impairs, or would be reasonably likely to materially impair, the ability of Parent or Merger Sub to perform their respective obligations under this Agreement and is not curable or, if curable, has not been cured within the earlier of (x) the Outside Date and (y) twenty (20) days after the giving of written notice by the Company to Parent of such breach; or
          (c) if Parent or Merger Sub fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as provided in Section 1.1 hereof by December 22, 2010 and the Company is not otherwise in breach of the covenants under Article VI, in any material respect.
          8.4. Termination by Parent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by Parent if (a) the Company Board shall have made a Change of Recommendation; (b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement (except for the covenants or agreements made in Section 6.2), or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in paragraphs (iii) and (iv) of Exhibit A would not be satisfied and such breach cannot be or is not cured prior to the earlier of (x) twenty (20) days after the giving of written notice thereof by Parent to the Company or (y) the Outside Date (provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to clause (b) of this Section 8.4 if it is in material breach of this Agreement) or (c) the Company or the Company Board shall have breached or failed to perform its obligations under Section 6.2 hereof, taken together, in any material respect.

          8.5. Effect of Termination and Abandonment.
          (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or affiliates) except as provided in Section 8.5(b); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein (including, for the avoidance of doubt, Section 9.5(d)), no such termination shall relieve any party hereto of any liability for damages to the other party hereto resulting from any knowing and willful material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement.
          (b) In the event that:
     (i) (w) before the Acceptance Time, this Agreement is terminated pursuant to Section 8.2(c) (Offer expires in accordance with its terms), (x) the Minimum Tender Condition shall not have been satisfied on the Expiration Date, (y) any Person shall have made a bona fide Acquisition Proposal after the date of this Agreement but prior to the Expiration Date and such Acquisition Proposal shall not have been publicly withdrawn prior to the Expiration Date and (z) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);
     (ii) this Agreement is terminated by Parent pursuant to clause (a) of Section 8.4 (Change of Recommendation) or clause (c) of Section 8.4; or
     (iii) [Reserved]
     (iv) this Agreement is terminated by the Company pursuant to Section 8.3(a) (Alternative Acquisition Agreement);
then the Company shall (A) in the case of clause (i) above, within five (5) business days after the date on which the Company consummates the Acquisition Proposal referred to in subclause (i)(z) above, (B) in the case of clause (ii) above, no later than 3 (three) business days after the date of such termination and (C) in the case of clause (iv) above, immediately prior to or substantially concurrently with such termination, pay Parent (or an affiliate of Parent designated in writing by Parent) the Termination Fee (as defined below) (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion) and shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the documented, reasonable out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum aggregate amount of $1,000,000 (inclusive of any payments previously made pursuant to the Expense Reimbursement, as defined in Section 8.5(c) below) in each case payable by wire transfer of immediately available funds to an account to be designated by Parent. As used in this

Agreement, “Termination Fee” shall mean an amount equal to $1,889,092 if the Termination Fee becomes payable in connection with a transaction or Alternative Acquisition Agreement executed during the Go-Shop Period or with an Excluded Party after the Go-Shop Period pursuant to a termination by the Company pursuant to Section 8.3(a) and shall mean an amount equal to $2,644,729 in all other circumstances.
          (c) If this Agreement is terminated pursuant to Section 8.2(c) (Offer expires in accordance with its terms) and all conditions to the Offer set forth in Exhibit A other than the Minimum Condition shall have been satisfied on the Expiration Date, then the Company shall promptly, but in no event later than five days after being notified of such by Parent, pay all of the documented, reasonable out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum aggregate amount of $1,000,000 (the “Expense Reimbursement”).
          (d) For the avoidance of doubt, in the event that the Company terminates this Agreement at a time when Parent would have had the right to terminate this Agreement, Parent shall be entitled to receipt of any Termination Fee and/or Expense Reimbursement that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time. The Company acknowledges that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Sections 8.5(b) and (c), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in Sections 8.5(b) and (c) or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit together with interest on the amount of the amounts so payable at the rate on six (6)-month United States Treasury obligations plus 300 basis points in effect on the date such payment was required to be made pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company and accepted by Parent pursuant to this Section 8.5, the Termination Fee and Expense Reimbursement shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.
          (e) In no event shall the Company or its affiliates seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any member of the Parent Group other than Parent and Merger Sub, or their respective successors and assigns, in connection with this Agreement or the transactions contemplated hereby and the Investor, or its successors and assigns, in connection with the Limited Guarantee, the Equity Financing Commitment and the transactions contemplated thereby which shall in no event exceed $75,188,696 (the “Parent Liability Cap”). The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages, any member of the Parent Group (other than Parent and Merger Sub, or their respective successors and assigns, in connection with this Agreement or the transactions contemplated hereby and the Investor, or its successors and assigns, in connection with the Limited Guarantee, the Equity Financing

Commitment and the transactions contemplated thereby), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Investor or any other member of the Parent Group, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. The Company acknowledges that both Parent and Merger Sub are newly formed companies and do not have any material assets except in connection with this Agreement and the Equity Commitment Letter. The Company specifically acknowledges the separate corporate existence of each of Parent and Merger Sub.
          (f) For purposes of this Agreement:
     (i) “Parent Group” shall mean, collectively, Parent, the Investor or any of its respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing.
ARTICLE IX
Miscellaneous and General
          9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.11 (Expenses) and 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses) and Section 8.5 (Effect of Termination and Abandonment), the Confidentiality Agreement and the Limited Guarantee shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
          9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Acceptance Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.
          9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
          9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

          9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.
          (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid, effective and sufficient service thereof.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.
          (c) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (this being in addition to any other remedy to which they are entitled at Law or in equity), and this right shall include the right of the Company to fully enforce the Limited Guarantee against the Guarantor and to fully enforce the terms of the Equity Financing Commitment against the Investor to the fullest extent permissible pursuant to the Equity Financing Commitment and applicable Laws and to thereafter cause the Offer and the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.
          (d) Company’s Action for Specific Performance.
     (i) The Company hereby agrees that, except as provided in Section 9.5(d)(ii) below, specific performance shall be its sole and exclusive remedy hereunder (but for the avoidance of doubt, the Company may plead or otherwise seek monetary damages in the alternative) with respect to breaches by Parent or Merger Sub or any other Person or otherwise in connection with this Agreement or the transactions contemplated hereby and, except as provided in Section 9.5(d)(ii) below, that it may not seek or accept any other form of relief that may be available for breach under this Agreement or otherwise in connection with this Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contemplated hereby (including monetary damages).
     (ii) Notwithstanding the foregoing, the Company may plead or otherwise seek monetary damages in the alternative. In addition, if a court of competent jurisdiction has declined to specifically enforce the obligations of Parent and Merger Sub to consummate the Offer and the Merger pursuant to a claim for specific performance brought against Parent and Merger Sub pursuant to this Section 9.5, the Company may pursue any other remedy available to it at Law or in equity, including monetary damages, which damages Parent and Merger Sub agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by the Company’s stockholders (determined by reference to the total amount that would have been recoverable by the Company’s stockholders if all such stockholders brought an action against Parent and Merger Sub and were recognized as third-party beneficiaries hereunder); provided, however, that it is agreed that neither this provision nor any other provision in this Agreement is intended to provide the Company’s stockholders (or any party acting on their behalf other than the Company) the ability to seek (whether in its capacity as a shareholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company) the enforcement of, or directly seek any remedies pursuant to, this Agreement, or otherwise create any rights in the Company’s stockholders under this Agreement or otherwise, including against the Company or its directors, under any theory of law or equity, including under the applicable laws of agency or the laws relating to the rights and obligations of third-party beneficiaries. For avoidance of doubt as to the parties’ intent, the determination of whether and how to terminate, amend, make any waiver or consent under, or enforce this Agreement, and whether and how (if applicable) to distribute any damages award to its stockholders, shall exclusively belong to the Company (acting expressly through its Company Board) in its sole discretion. If such a court has granted an award of damages for such alleged breach against Parent, the Company may enforce such award and accept damages for such alleged breach only if, Parent and Merger Sub have not consummated the Offer and the Merger as soon as practicable after the award of damages, but in no event later than four (4) weeks following such award. In addition, the Company agrees to cause any Legal Proceeding still proceeding to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger in accordance with Article I of this Agreement. The parties agree that the aggregate amount of monetary damages awarded against Parent and Merger Sub shall not exceed the Parent Liability Cap.
          9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:
If to Parent or Merger Sub:
c/o H.I.G. Capital LLC
1001 Brickell Bay Drive
27th Floor
Miami, FL 33131
Attention: Brian Schwartz
Fax: (305) 379-2013
Email: bschwartz@higcapital.com
with a copy to
Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, IL 60654
Attention: Michael H. Weed, P.C.
Fax: (312) 862-2200
Email: mweed@kirkland.com
If to the Company:
Matrixx Initiatives, Inc.
8515 E. Anderson Dr.
Scottsdale, AZ 85255
Attention: Samuel C. Cowley
Fax: (602) 385-8850
Email: scowley@matrixxinc.com

with copies to
Sullivan & Cromwell LLP
125 Broad Street, New York, NY 10004
Attention: Stephen M. Kotran
Fax: (212) 558-3588
Email: kotrans@sullcrom.com
and
Snell & Wilmer L.L.P.
One Arizona Center, Phoenix, AZ 85004
Attention: Matthew P. Feeney
Fax: (602) 382-6070
Email: mfeeney@swlaw.com
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; when dispatched, if sent by facsimile, subject to confirmation of uninterrupted transmission by a transmission report; provided that any notice dispatched by facsimile after 17:00 hours (at the place where facsimile is to be received) shall be deemed to have been received at 08:00 (at the place where facsimile is to be received) on the next business day; when dispatched, if sent by electronic-mail, subject to electronic confirmation of receipt by the recipient or telephone confirmation thereof; provided that any notice dispatched by electronic-mail after 17:00 hours (at the place where facsimile is to be received) shall be deemed to have been received at 08:00 (at the place where facsimile is to be received) on the next business day.
          9.7. Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement, dated March 26, 2010, between H.I.G. Middle Market LLC and the Company (the “Confidentiality Agreement”), the Equity Financing Commitment and the Limited Guarantee constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN THE GUARANTEE, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT, THE GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY,

NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
          9.8. No Third-Party Beneficiaries. Except (i) as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) and (ii) only with respect to stockholders and only after the Effective Time, for the provisions set forth in Article IV, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that the Company shall be entitled to pursue damages on behalf of its stockholders as provided in Section 9.5(d). The parties hereto further agree that the rights of third-party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
          9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
          9.10. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.
          9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
          9.12. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.
          (b) The parties have participated jointly in negotiating and drafting this Agreement.In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          (c) Each party hereto has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
          9.13. Assignment. This Agreement shall not be assignable by operation of Law or otherwise and any purported assignment in violation of this Agreement is null and void ab initio; provided, however, that, prior to the Closing, Parent may assign this Agreement (in whole but not in part) to any direct or indirect wholly owned subsidiary of Parent. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
[Signature Page Follows]

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MATRIXX INITIATIVES, INC.
By	/s/ William Hemelt
	Name:	William Hemelt
	Title:	President and Chief Executive Officer

WONDER HOLDINGS ACQUISITION CORP.
By	/s/ Brian Schwartz
	Name:	Brian Schwartz
	Title:	President

WONDER HOLDINGS, INC.
By	/s/ Brian Schwartz
	Name:	Brian Schwartz
	Title:	President
[Signature Page to Merger Agreement]

ANNEX A
DEFINED TERMS

Terms	Section
Acceptable Confidentiality Agreement	6.2(d)(i)
Acceptance Time	Exhibit A
Acquisition Proposal	6.2(d)(i)
Affected Employees	6.2(a)
Affiliate	1.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(ii)
Antitrust Law	6.5(d)(i)
Audit Committee Requirements	1.3(b)
Bankruptcy and Equity Exception	5.1(c)(i)
Beneficial Ownership	1.3(a)
Board Approval	5.1(c)(ii)
Board Control Date	6.9(a)
Business day	1.1(a)
Bylaws	2.2
Certificate	4.1(a)
Change of Recommendation	6.2(f)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.6
Closing Date	1.6
Code	4.2(h)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Board	1.1(b)
Company Disclosure Letter	5.1
Company Financial Advisors	5.1(c)(iii)
Company Financial Statements	5.1(e)(iii)
Company Intellectual Property	5.1(o)(i)
Company Material Adverse Effect	5.1(a)(iii)
Company Material Contracts	5.1(r)(xii)
Company Plans	5.1(h)(i)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company Restricted Stock	5.1(b)(i)
Company Stock Options	5.1(b)(i)
Company Stockholders’ Meeting	6.4
Confidentiality Agreement	9.7

Terms	Section
Covered Proceeding	5.1(a)(iii)(H)
Contract	5.1(d)(ii)
Current Assets	5.1(n)(ii)
Cut-off Date	6.2(b)
D&O Insurance	6.12(b)
DGCL	1.4(a)
Delaware Certificate of Merger	1.7
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
DTC	4.2(c)
DTC Payment	4.2(c)
Effective Time	1.7
Environmental Claim	5.1(l)(v)(A)
Environmental Law	5.1(l)(v)(B)
Environmental Permits	5.1(l)(ii)
EP Tender Offer Extension	1.1(a)
Equity Financing	5.2(f)
Equity Financing Commitment	5.2(f)
Equity Interests	6.1(a)(ii)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iv)
ERISA Plan	5.1(h)(iii)
Exchange Act	1.1(a)
Exchange Fund	4.2(a)
Excluded Party	6.2(d)(iv)
Excluded Shares	4.1(a)
Existing Directors	1.3(b)
Expense Reimbursement	8.5(c)
Expiration Date	1.1(a)
Fairness Opinion	5.1(c)(iii)
FDA	5.1(v)(vii)
GAAP	5.1(e)(iii)
Go-Shop Period	6.2(a)
Governmental Action	Exhibit A
Governmental Entity	5.1(d)(i)
Governmental Approval Entity	6.5(d)(ii)
Guarantor	Recitals
Health Care Regulatory Authority	5.1(v)(vii)(A)
Health Care Regulatory Law	5.1(v)(viii)(C)
Health Care Regulatory Permit	5.1(v)(viii)(B)
HSR Act	5.1(b)(iii)
HSR Tender Offer Extension	1.1(a)
Indemnified Parties	6.12(a)
Intellectual Property	5.1(o)(vi)(A)
Intervening Event	6.2(d)(v)

Terms	Section
Investor	5.2(f)
Knowledge	5.1(g)(iv)
Laws	4.2(e)
Leased Real Property	5.1(q)(i)
Leases	5.1(q)(ii)
Lien	5.1(b)(ii)
Limited Guarantee	Recitals
Merger	Recitals
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Nasdaq	1.3(a)
No-Shop Period Start Date	6.2(b)
Notice Period	6.2(f)(A)
Offer	Recitals
Offer Documents	1.1(b)
Offer Price	Recitals
Order	7.1(b)
Outside Date	8.2
Owned Intellectual Property	5.1(o)(i)
Parent	Preamble
Parent Approvals	5.2(c)(i)
Parent Disclosure Letter	5.2
Parent Group	8.5(f)(i)
Parent Liability Cap	8.5(e)
Paying Agent	4.2(a)
Per Share Merger Consideration	4.1(a)
Permit	5.1(i)
Permitted Liens	5.1(q)(i)
Person	4.2(e)
Preferred Shares	5.1(b)(i)
Proceeding	5.1(a)(iii)(H)
Product	4.1(v)(viii)(D)
Promissory Note	1.4(c)
Proxy Statement	6.3
Purchase Date	1.4(b)
Real Property	5.1(q)(i)
Recent Reports	5.1
Record Holder	4.1(b)
Regulation M-A	1.1(b)
Representatives	6.2(a)
Rights	Recitals
Rights Agreement	5.1(b)(ii)
Schedule 14D-9	1.2(a)
SEC	1.1(a)
Securities Act	5.1

Terms	Section
Securities Laws	1.1(b)
Shares	Recitals
Significant Subsidiary	5.1(a)(ii)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)(i)
Superior Proposal	6.2(d)(iii)
Surviving Corporation	1.5
Takeover Statute	5.1(j)
Tax	5.1(m)(xiii)(A)
Tax Return	5.1(m)(xiii)(B)
Tender Offer Extension	1.1(a)
Tender Offer Extension Condition	Exhibit A
Termination Fee	8.5(b)
Top-Up Closing	1.4(c)
Top-Up Option	1.4(a)
Top-Up Option Shares	1.4(a)
Trade Secrets	5.1(o)(vi)(B)
Transaction Litigation	6.5(d)(v)

EXHIBIT A
CERTAIN CONDITIONS TO THE OFFER
     Notwithstanding any other provision of the Offer, Merger Sub will not be obligated to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Merger Sub’s obligation to pay for or return the tendered Shares promptly after termination or withdrawal of the Offer, will not be obligated to pay for, or may delay the acceptance or payment for, any Shares tendered pursuant to the Offer if:
     (i) prior to the Expiration Date there shall not be validly tendered (taking into account properly withdrawn shares as not validly tendered) a number of Shares which, together with the Shares beneficially owned by Parent and Merger Sub, will constitute at least a majority of the outstanding Shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares outstanding) (the “Minimum Tender Condition”);
     (ii) all waiting periods under the HSR Act shall not have expired or been terminated;
     (iii) (A) the representations and warranties of the Company set forth in Section 5.1 (except for the representations and warranties referred to in clauses (B) and (C) below) shall not be true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth therein) and the failure or failures of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth therein) has had a Company Material Adverse Effect or (B) the representations and warranties of the Company set forth in Section 5.1(f)(ii) shall not be true and correct in all respects, and (C) the representations and warranties of the Company set forth in Sections 5.1(j) and (u) shall not be true and correct in all material respects, in the case of each of clauses (A), (B) and (C) above as of the date of the Agreement and as of the date that Merger Sub accepts payment for any Shares tendered pursuant to the offer (the “Acceptance Time”) as if made at and as of such date (except to the extent any such representations and warranties speak as of a specified date, in which case only as of such specified date);
     (iv) the Company has failed to perform and comply in all material respects with its obligations, agreements and covenants under the Agreement, on or prior to the Acceptance Time;
     (v) the Company has failed to deliver to Parent a certificate signed by an officer of the Company and certifying as to the satisfaction by the Company, of the conditions described in (iii) and (iv) above;

     (vi) any Governmental Entity has taken any action which has the effect of making the acceptance for payment of the Shares in the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the merger (a “Governmental Action”). Parent and Merger Sub must use reasonable best efforts, however, to oppose any such Governmental Action;
     (vii) the Agreement is terminated in accordance with its terms;
     (viii) the Company has requested a Tender Offer Extension (the “Tender Offer Extension Condition”) and the Offer, as extended, has not yet expired;
     (ix) since the date of this Agreement, there has occurred any change, event or occurrence that has had or would be reasonably likely to have a Company Material Adverse Effect; or
     (ix) there has occurred any Change of Recommendation.
     Except for the Tender Offer Extension Condition, the foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub; provided that nothing herein shall relieve any party hereto from any obligation or liability such party has under the Agreement) giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition and the Tender Offer Extension Condition, which may not be waived without the consent of the Company), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

EXHIBIT B
FORM OF LIMITED GUARANTEE

EXHIBIT C
CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

CERTIFICATE OF INCORPORATION
OF
MATRIXX INITIATIVES, INC.
ARTICLE ONE
     The name of the corporation is Matrixx Initiatives, Inc.
ARTICLE TWO
     The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.
ARTICLE THREE
     The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE FOUR
     The total number of shares of stock which the corporation has authority to issue is one thousand (1,000) shares of Common Stock, par value one cent ($0.01) per share.
ARTICLE FIVE
     The corporation is to have perpetual existence.
ARTICLE SIX
     In furtherance and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized to make, alter or repeal the by-laws of the corporation.
ARTICLE SEVEN
     Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation. Election of directors need not be by written ballot unless the by-laws of the corporation so provide.

ARTICLE EIGHT
     To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this ARTICLE EIGHT shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.
ARTICLE NINE
     The corporation expressly elects not to be governed by §203 of the General Corporation Law of the State of Delaware.
ARTICLE TEN
     The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.
ARTICLE ELEVEN
     To the maximum extent permitted from time to time under the laws of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this Article Twelve shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities or which such officer, director, or stockholder becomes aware prior to such amendment or repeal.